Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into effective as of the 1st day of April, 2005 (the “Effective Date”), by and among (i) Analex Corporation, a Delaware corporation (the “Purchaser”), (ii) Alpha-N Acquisition Corp., a California corporation (the “Merger Sub”), (iii) ComGlobal Systems, Incorporated, a California corporation (the “Company”), and (iv) Frank Hewitt, one of the Principal Stockholders (the “Stockholder Representative”).

RECITALS

A. The Company is authorized to issue capital stock consisting of five million (5,000,000) shares of common stock, no par value per share, of which [3,246,169]* shares of common stock are issued and outstanding (the “Company Common Stock”).

B. Those Persons listed on Schedule I hereto, natural persons and residents of the state listed after their name, are, individually or through trusts controlled by them, Stockholders of the Company (collectively, the “Principal Stockholders” and individually, a “Principal Stockholder”) that in the aggregate own more than 50% of the voting power of the Company Common Stock (determined as of March 11, 2005 (the “Record Date”), the date determined by the Board of Directors of the Company as the record date for determining the Stockholders of the Company entitled to vote on the Merger).

C. The Purchaser desires to acquire the Company by merging the Merger Sub, a wholly owned subsidiary of the Purchaser, with and into the Company, with the Company as the Surviving Corporation in the Merger and the Stockholders to receive the Purchase Price for such acquisition of the Company by the Purchaser, and the Company desires the same.

D. The Board of Directors of the Company, at that certain Special Meeting of the members of the Board of Directors held on March 11, 2005 (the “Directors Authorizing Resolution”), a copy of which is attached as Exhibit J, has determined that it is fair and in the best interests of the Company and the Stockholders to enter into and consummate this Agreement and has approved this Agreement and the Merger on the terms and conditions set forth herein and has directed that this Agreement be submitted to the Stockholders for adoption and approval.

E. Each of the Principal Stockholders have signed that certain Action by Written Consent of the Stockholders of the Company dated March 29, 2005 and sent to each Person that was a Stockholder of the Company on the Record Date soliciting their vote to approve this Agreement and the Merger on the terms and conditions set forth herein (the “Stockholders Authorizing Resolution”), a copy of which is attached as Exhibit K, thereby soliciting initial Stockholder adoption and approval of this Agreement and the Merger on the terms and conditions set forth herein.

*	This number may change as a result of option holders exercising their options prior to Closing.

F. By letter dated April 1, 2005, promptly after receipt by the Company of the Stockholders Authorizing Resolution signed by each of the Principal Stockholders and certain of the remaining Stockholders, the Company sent a copy of such signed Stockholders Authorizing Resolution to all Stockholders, including the participants of the ESOP, thereby soliciting final Stockholder adoption and approval of this Agreement and the Merger on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. DEFINITIONS; INTERPRETATION. As used in this Agreement, the following terms will have the respective meanings set forth below:

1.1 Definitions.

“Actual Working Capital” shall have the meaning set forth in Section 2.7 hereof.

“Affiliate” means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity. The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” shall have the meaning set forth in Section 1504(a) of the Code.

“Aggregate Cap Amount” shall have the meaning set forth in Section 11.5(b) hereof.

“Aggregate Share Price” shall have the meaning set forth in Section 2.4(d) hereof.

“Articles of Merger” shall have the meaning set forth in Section 2.1(a) hereof.

“Assets” means all cash and cash equivalents, marketable securities and Personal Property owned by the Company, all Contracts, Leases and Property Warranties to which Company is a party, all Permits held by Company, all Intellectual Property and all other assets of Company.

“Basket Amount” shall have the meaning set forth in Section 11.5(a) hereof.

“Benefit Plan” shall have the meaning set forth in Section 3.19(a) hereof.

“Certificate of Capitalization” shall have the meaning set forth in Section 3.31 hereof.

“Certificate of Capitalization Claim” means any claim for Losses based upon, arising out of or otherwise in respect of, inaccuracy in or any breach of any representation or warranty contained in the Certificate of Capitalization.

“Certificates” shall have the meaning set forth in Section 2.9(b) hereof.

“CGCL” means the California General Corporation Law, as amended.

“Closing” shall have the meaning set forth in Section 2.2 hereof.

“Closing Date” shall have the meaning set forth in Section 2.2 hereof.

“Closing Payment” shall have the meaning set forth in Section 2.5(a)(i) hereof.

“Closing Payment Certificate” shall have the meaning set forth in Section 2.6(a) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Common Stock” shall have the meaning set forth in the Recitals to this Agreement.

“Confidential Information” means any information concerning the business and affairs of the Company or the Assets, that is not generally available to the public, including but not limited to know-how, trade secrets, customer lists, details of customer or consultant contracts, confidential information of customers and vendors, pricing policies, operational methods and marketing plans or strategies.

“Confidential Severance Agreements” shall have the meaning set forth in Section 5.3 hereof.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), to which Company is a party or which are binding upon Company or the Assets, and which are in effect on the Closing Date; provided, however, that the term Contracts as used herein shall not include the Dark Contracts.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Cull Modification Agreement” shall have the meaning set forth in Section 5.6 hereof.

“Current Government Contract” shall have the meaning set forth in Section 3.33(a)(i) hereof.

“Dark Contract Responses” shall have the meaning set forth in Section 3.33(v) hereof.

“Dark Contracts” means those certain agreements by and between Company, on the one hand, and certain departments and agencies of the United States Government, on the other hand, known by the identification numbers 6648, 3756 and 1380, which agreements contain security and confidentiality obligations preventing Company from disclosing their nature and terms to any party.

“DCAA” means the Defense Contract Audit Agency of the United States Government.

“Dean Settlement” means the transactions effected and contemplated by that certain Settlement Agreement and Mutual General Release, dated December 15, 2004, by and between James Dean, on the one hand, and Company, Frank Hewitt, Joe Harris, Teresa Patterson, George Zaludek, Norman Appel and Roy Hewitt, on the other hand, together with all promissory notes, agreements and other documents entered into in connection therewith and the underlying issues as set forth in the Company’s cross-complaint against James Dean, including but not limited to (i) the formation of ComGlobal International, S.A., (ii) that certain Strategic Alliance Agreement, originally dated July 29, 2003 and amended and restated as of February 1, 2004 between Sereno Solutions, Inc. and the Company, and (iii) the hiring of and services provided by James Dean’s friends, including but not limited to Refugio Delgado.

“Determination” shall have the meaning set forth in Section 2.6(b) hereof.

“Direct Contract Costs” means, with respect to any period, the aggregate amounts of labor and other direct expenses, including, without limitation, expenses for materials, subcontracts, consultants and travel.

“Directors Authorizing Resolution” shall have the meaning set forth in the Recitals to this Agreement.

“Disbursement Agent” shall have the meaning set forth in Section 2.8 hereof.

“Disbursement Agent Agreement” shall have the meaning set forth in Section 2.8 hereof.

“Disbursement Fund” shall have the meaning set forth in Section 2.8 hereof.

“Disclosure Schedules” means the disclosure schedules to this Agreement.

“Dissenting Stockholders” shall have the meaning set forth in Section 2.4(e) hereof.

“Effective Date” shall have the meaning set forth in the Preamble to this Agreement.

“Effective Time” shall have the meaning set forth in Section 2.1(a) hereof.

“Employee Agreements” shall have the meaning set forth in Section 5.2 hereof.

“Environmental Claim” means any claim for Losses based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of Company contained in Section 3.21 hereof.

“Environmental Condition” means any contamination or damage to the environment caused by or relating to the use, handling, storage, treatment, recycling, generation, transportation, release, spilling, leaching, pumping, pouring, emptying, discharging, injection, escaping, disposal, dumping or threatened release of Hazardous Materials by Company or any other Person. With respect to claims by employees or other third parties, Environmental Condition shall also include the exposure of Persons to amounts of Hazardous Materials.

“Environmental Laws” means any federal, state, or local Law, ordinance, order, rule, rule of common law, or regulation relating to natural resources, pollution, protection of human health or the environment, or actual or threatened releases, discharges, or emissions into the environment or within structures.

“Environmental Noncompliance” means any violation of any Environmental Law.

“ERISA” shall have the meaning set forth in Section 3.8 hereof.

“ERISA Claim” means any claim for Losses based upon, arising out of or otherwise in respect of, the termination of the Company Benefit Plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Code and the obtaining of a determination letter from the IRS that such Company Benefit Plan remains qualified for favorable tax treatment following such termination and any claim for Losses based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in this Agreement related to any Benefit Plan, including, without limitation, Section 3.19 and any claim for Losses pursuant to Section 11.3(a).

“Escrow Account” shall have the meaning set forth in Section 2.5(a)(i)(A) hereof.

“Escrow Agent” shall have the meaning set forth in Section 2.5(a)(i)(A) hereof.

“Escrow Agreement” shall have the meaning set forth in Section 2.5(a)(i)(A) hereof.

“Escrow Amount” shall mean as of the Closing Date, the Initial Escrow Amount, and thereafter, the actual amount remaining in the Escrow Account.

“ESOP” means the ComGlobal Systems, Incorporated Employee Stock Ownership Plan, one of the Stockholders.

“Estimated Closing Date Balance Sheet” shall have the meaning set forth in Section 2.6(a) hereof.

“Estimated Working Capital” shall have the meaning set forth in Section 2.6(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAR” shall have the meaning set forth in Section 3.33(c) hereof.

“Financial Statements” shall have the meaning set forth in Section 3.15 hereof.

“Frack Modification Agreement” shall have the meaning set forth in Section 5.5 hereof.

“GAAP” means generally accepted accounting principles in the United States of America as consistently applied by Company.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any offer made by Company prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between Company, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor with respect to any contract of a type described in clauses (a) or (b) above, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Contract Claim” means any claim for Losses based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in this Agreement related to Government Contracts, including, without limitation, Sections 3.29 or 3.33, and any claim for Losses pursuant to Section 11.3(b).

“GUST Application for Determination” shall have the meaning set forth in Section 3.19(j) hereof.

“GUST Determination Letter” shall have the meaning set forth in Section 3.19(j) hereof.

“Hazardous Materials” means any substance, material, liquid or gas defined or designated as hazardous or toxic (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of liability, under any Environmental Law, including, without limitation, petroleum products and friable materials containing more than one percent (1.0%) asbestos by weight.

“Improvements” means all leasehold improvements and fixtures located on the Leased Premises.

“Indebtedness Payment” shall have the meaning set forth in Section 2.5(b)(i) hereof.

“Independent Accounting Firm” shall mean McGladrey & Pullen LLP, or such other nationally recognized accounting firm mutually agreed upon by Purchaser and Stockholder Representative; provided, however, that the Independent Accounting Firm may not have a business relationship with any of the Principal Stockholders, Company or Purchaser.

“Indirect Costs” means any fringe benefits, general and administrative expenses and overhead expenses.

“Individual Cap Amount” shall have the meaning set forth in Section 11.5(b) hereof.

“Information Statement” shall have the meaning set forth in Section 3.31 hereof.

“Initial Escrow Amount” shall mean as of the Closing Date, the sum of the amount of the Initial General Escrow Amount and the Initial Working Capital Escrow Amount, if any, all initially placed in the Escrow Account.

“Initial General Escrow Amount” shall mean as of the Closing Date, the amount of Eight Million Dollars ($8,000,000) initially placed in the Escrow Account.

“Initial Purchase Price” means Forty Seven Million Dollars ($47,000,000) minus the amount by which the Working Capital Threshold exceeds Estimated Working Capital, if applicable, such estimate as determined in accordance with Section 2.6(a) hereof.

“Initial Working Capital Escrow Amount” shall have the meaning set forth in Section 2.6(a) hereof.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world, in each case, to the extent owned by, licensed to, or otherwise used or held for use by Company: (a) patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration thereof (collectively, “Trademarks”); (c) works of authorship, marks works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights (collectively, “Copyrights”); (d) trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection) (collectively, “Trade Secrets”); (e) all domain name registrations of the Company, web sites and web pages and related rights, items and documentation related thereto (collectively, “Internet Assets”); (f) computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools, databases (“Software”); and (g) all licenses, and sublicenses, and other agreements or permissions related to the preceding property.

“Internet Assets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“IP Licenses” shall have the meaning set forth in Section 3.12(a) hereof.

“IRS” means Internal Revenue Service.

“Key Employees” means Frank Hewitt, Joe Harris, Teresa Patterson, William Little, Jeffrey Frack, and Gifford Justice.

“Knowledge” means (a) with respect to Company, the knowledge after reasonable inquiry (provided that grounds for such inquiry exist) of any principal executive officer, or director of the Company, the Principal Stockholders and the Key Employees, (b) with respect to any Principal Stockholder, the knowledge of such Principal Stockholder after reasonable inquiry (provided that grounds for such inquiry exist), (c) with respect to any Key Employee, the knowledge of such Key Employee after reasonable inquiry (provided that grounds for such inquiry exist), and (d) with respect to any other Person, the actual knowledge of such Person.

“Laws” shall have the meaning set forth in Section 3.6 hereof.

“Leases” shall have the meaning set forth in Section 3.22(a) hereof.

“Leased Premises” shall have the meaning set forth in Section 3.22(a) hereof.

“Letter of Transmittal” shall have the meaning set forth in Section 2.9(b) hereof.

“Liens” means all mortgages, deeds of trust, collateral assignments, security interests, Uniform Commercial Code financing statements, conditional or other sales agreements, liens, pledges, hypothecations, and other encumbrances on or ownership interests in the Assets or the Company Common Stock, as applicable.

“Losses” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Material Adverse Effect” means, with respect to a Person, any event, fact, condition, change, circumstance, or occurrence, which, either individually or in the aggregate with all other events, facts, conditions, changes, circumstances, or occurrences, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, prospects, assets, liabilities, condition (financial or otherwise), operations, licenses or other franchises or results of operations of such Person, or materially diminish the value of such Person or the equity interests of such Person or (b) does or would reasonably be expected to materially impair or delay the ability of such Person to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or will be a “Material Adverse Effect” (i) any adverse change, event or effect arising from or relating to general business or economic conditions, or any war, acts of terrorism or similar events; (ii) any adverse change, event or effect relating to or affecting the government contracting sector generally; (iii) any changes or developments in the financial or securities markets or the economy in general; (iv) an act of terrorism or other national calamity directly involving the United States; (v) the failure of Company or Purchaser, as applicable, to meet projections of earnings, revenues or other financial measure (whether such projections were made by Company, Purchaser or independent third parties); or (vi) public or industry knowledge of the transactions contemplated by this Agreement.

“Material Contracts” shall have the meaning set forth in Section 3.13 hereof.

“Merger” shall have the meaning set forth in Section 2.1(a) hereof.

“Merger Sub” shall have the meaning set forth in the Preamble to this Agreement.

“Net Indebtedness Payment” shall have the meaning set forth in Section 2.5(b) hereof.

“Non-Competition Agreement(s)” shall have the meaning set forth in Section 5.1 hereof.

“Notices” shall have the meaning set forth in Section 16 hereof.

“Option Plan” shall mean the ComGlobal Systems, Incorporated Employee Stock Option Plan dated effective July 1, 2000.

“Options” shall mean the options to purchase Company Common Stock issued to Company employees pursuant to the Option Plan, which are listed in Schedule 3.4.

“Option Exercise Agreements” shall have the meaning set forth in Section 5.4 hereof.

“Ordinary Course of Business” means, with respect to a Person, an action taken by such Person if (a) such action is recurring in nature, is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person; (b) such action is taken in accordance with sound and prudent business practices; (c) such action is not required to be authorized by the stockholders of such Person, the board of directors of such Person or any committee of the board of directors of such Person and does not require any other separate or special authorization of any nature; and (d) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of comparable entities.

“Patents” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates, or orders of, any Governmental Authority or any other Person, required for Company to own the Assets or conduct Company’s business as is now being conducted.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory encumbrances of landlords, carriers, warehousemen, mechanics and materialmen and other similar encumbrances imposed by Law in the Ordinary Course of Business for sums not yet due and payable, (c) Liens in the nature of easements, rights-of-way, restrictions and other similar charges or encumbrances, (d) Liens that do not interfere with the use of the Assets by Company and which do not impair the value of such Assets, and (e) Liens as of the Closing Date set forth on Schedule 3.9 hereof.

“Permitted Use” shall have the meaning set forth in Section 12.5 hereof.

“Person” means any individual, partnership, joint venture, corporation, trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.

“Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, equity interests in or debt instruments of any Affiliate, and other tangible personal property which are owned or leased by Company and used or useful in the conduct of Company’s business or the operations of Company’s business including, without limitation, the Personal Property identified on Schedule 3.10.

“Pre-Closing Cash” shall have the meaning set forth in Section 2.5(b) hereof.

“Principal Stockholder(s)” shall have the meaning set forth in the Recitals to this Agreement.

“Principal Stockholders Agreement and Knowledge Certificate” shall have the meaning set forth in Section 3.31 hereof.

“Property Warranties” means all of Company’s rights under any manufacturers’, vendors’ or other warranties relating to the Assets.

“Purchase Price” shall have the meaning set forth in Section 2.6(b) hereof.

“Purchaser” shall have the meaning set forth in the Preamble to this Agreement.

“Purchaser Parties” shall have the meaning set forth in Section 11.1 hereof.

“Reasonable Best Efforts” means the efforts that a reasonably prudent Person would use to achieve a result as expeditiously as possible.

“Record Date” shall have the meaning set forth in the Recitals to this Agreement.

“Regulations” means the United States Treasury Regulations promulgated under the Code.

“Representative” means, as to any Person, such Person’s Affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and direct and indirect controlling persons.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Price” means the quotient determined by dividing the Closing Payment by the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“Software” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Special Claims” means any claim for Losses based upon, arising out of or otherwise in respect of, any agreement or settlement involving or relating to Raytheon or the Dean Settlement.

“Statement Date” shall have the meaning set forth in Section 3.15 hereof.

“Stockholder Representative” shall have the meaning set forth in the Preamble to this Agreement and shall have the obligations and entitlements set forth in Section 26 hereof.

“Stockholders” means all of the holders of the Company Common Stock, including those who become holders of the Company Common Stock by exercise of Options or otherwise and “Stockholder” means one of the Stockholders.

“Stockholders Authorizing Resolution” shall have the meaning set forth in the Recitals to this Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 2.1(b) hereof.

“Task Order,” with regard to Government Contracts, shall have the meaning set forth in Section 2.101 of the FAR; for purposes of this Agreement, the term “Task Order” shall also include any “delivery order,” as defined by Section 2.101 of the FAR.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; it being understood that the foregoing will include any transferee or secondary liability for a Tax and any liability for Tax assumed or arising as a result of having been a member of any Affiliated Group (or being included or required to be included in any Tax Return relating thereto) or as a result of any Tax indemnity, Tax sharing, Tax allocation or similar contract or arrangement.

“Tax Claim” means any claim for Losses or indemnification of the Purchaser Parties by the Stockholders pursuant to Section 11, (a) based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in this Agreement related to liability of Company for Taxes, including, without limitation, Section 3.17, and (b) pursuant to Section 11.3(c).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information)

filed or required to be filed in connection with the determination, assessment or collection of any Taxes of Company or any Affiliates of Company other than Stockholders or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax Sharing Agreements” shall have the meaning set forth in Section 3.17(g) hereof.

“Taxing Authority” means any Governmental Authority responsible for the collection or administration of any Tax.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Transaction Costs” shall have the meaning set forth in Section 2.5(a)(i)(D) hereof.

“Transaction Documents” means this Agreement and each agreement, instrument or document attached hereto as an Exhibit and the other agreements, certificates and instruments to be executed by any of the parties hereto or thereto pursuant to this Agreement.

“Transfer” shall have the meaning set forth in Section 6.4(d) hereof.

“Working Capital” means the difference (whether positive or negative) of (a) the current assets of the Company as of the Closing Date, minus (b) the current liabilities of the Company as of the Closing Date, in each case as determined in accordance with GAAP (except as otherwise specifically provided herein) immediately prior to the Effective Time. For purposes of this Agreement: (1) ”current assets” exclude Pre-Closing Cash to be utilized to make the Net Indebtedness Payment, any receivable from any Stockholder or any Affiliate of a Stockholder, and any intangible assets, and tax assets resulting from the purchase or termination of Options prior to the Closing; (2) ”current liabilities” (i) include (without limitation) the amount of any bonuses payable on or after the Closing, including, without limitation, any bonuses payable upon or after a change in control of the Company, to the extent not paid prior to Closing, one hundred percent (100%) of the cost of auditing the Financial Statements of the Company for the year ended June 30, 2004 and fifty percent (50%) of the cost of auditing the Financial Statements of the Company for the years ended June 30, 2003 and 2002, all liabilities for accrued or deferred Taxes (including any Tax imposed with respect to the conversion of Company from a cash to accrual method of tax accounting after the Closing), balance sheet reserves required under GAAP, including reserves for billings in excess of revenues, 401(k) plan withholdings and all indebtedness of the Company (whether classified as long term or short term and including capital leases) as determined in accordance with GAAP, other than the Indebtedness Payment, and (ii) exclude liabilities associated with any Net Indebtedness Payment, which shall include without limitation any indebtedness owed by the Company with respect to the Dean Settlement and fees, all to the extent paid out of the Initial Purchase Price.

“Working Capital Threshold” means Six Million Dollars ($6,000,000).

1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires:

(a) words of the masculine or neuter gender shall include, as applicable, the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number shall each include, as applicable, the singular number or the plural number;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP;

(d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(e) reference to any law (including statutes and ordinances) means such law as amended, modified codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; and

(f) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein.

The parties further acknowledge and agree that: (i) this Agreement is the result of negotiations between the parties and shall not be deemed or construed as having been drafted by any one party, (ii) each party and its counsel have reviewed and negotiated the terms and provisions of this Agreement (including any Exhibits and Schedules attached hereto) and have contributed to its revision, (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (iv) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

1.3 Recitals. The Recitals set forth above are incorporated herein by this reference.

2. PURCHASE PRICE AND WORKING CAPITAL.

2.1 The Merger.

(a) Merger. On and subject to the terms and conditions of this Agreement and the CGCL, at the Effective Time the Merger Sub shall be merged with and into the Company (the “Merger”) in accordance with the CGCL. At the Closing articles of merger and a plan of merger substantially in the form of Exhibit H (collectively, the “Articles of Merger”) shall be duly prepared, executed and acknowledged by the Merger Sub and the Company in accordance with the CGCL and shall be filed pursuant to the CGCL with the Secretary of State of the State of California. The Merger shall become effective upon the filing of the Articles of Merger (or at such later time reflected in such Articles of Merger as shall be agreed to by the Purchaser and the Company). The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time.”

(b) Surviving Corporation. At the Effective Time, the Merger Sub shall be merged with and into the Company, and the separate corporate existence of the Merger Sub shall cease, and the Company shall continue as the “Surviving Corporation” under the laws of the State of California.

(c) Effects. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in Chapter 11 of the CGCL. Without limiting the generality of the foregoing, at the Effective Time and except as otherwise provided herein, all of the properties, rights, privileges, franchises and powers of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(d) Articles of Incorporation. At the Effective Time, pursuant to the Articles of Merger, the Restated Articles of Incorporation attached thereto shall be the Articles of Incorporation of the Surviving Corporation.

(e) Bylaws. Pursuant to the Articles of Merger, the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time, unless and until such Bylaws thereafter shall be changed in accordance with the provisions thereof, the provisions of the Articles of Incorporation of the Surviving Corporation and applicable Law.

(f) Directors and Officers. Pursuant to the Articles of Merger, at the Effective Time, the directors of the Merger Sub shall be the directors of the Surviving Corporation, with each of such directors to hold office, subject to the applicable provisions of the CGCL and the Articles of Incorporation and Bylaws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified. Pursuant to the Articles of Merger, at the Effective Time, the officers of the Merger Sub shall, subject to the applicable provisions of the Articles of Incorporation and Bylaws of the Surviving Corporation, be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

2.2 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Knight LLP in Washington, DC commencing at 1:00 p.m. local time on the Effective Date, assuming the satisfaction of or waiver of all conditions to, the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date, time and place as the Purchaser and the Stockholder Representative mutually may determine (the “Closing Date”).

2.3 Deliveries at the Closing. At the Closing, (a) the Stockholder Representative and the Company will deliver to the Purchaser and/or the Disbursement Agent (as defined in Section 2.8 below) the various certificates, instruments, and documents referred to in Section 9.1 below, (b) the Purchaser and the Merger Sub will deliver to the Company, the Stockholder Representative and/or the Disbursement Agent the various certificates, instruments, and documents referred to in Section 9.2 below, (c) the Purchaser will deliver to the Escrow Agent by wire transfer of immediately available funds the Initial Escrow Amount pursuant to Section 2.5, and (d) the Purchaser will deliver to the Disbursement Agent by wire transfer of immediately available funds the Closing Payment pursuant to Section 2.5. The Disbursement Agent shall be obligated to deliver all items received by the Disbursement Agent to the applicable parties, all in accordance with the terms and conditions of the Disbursement Agent Agreement (as defined in Section 2.8 below). Upon timely delivery of the full amount of the Closing Payment to the Disbursement Agent in accordance with the terms of this Agreement, the Purchaser shall have no further obligation to the Stockholders with respect to whether the Disbursement Agent properly complies with the payment provisions set forth in Section 2.9 and elsewhere in the Agreement.

2.4 Effect on Capital Stock; Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Purchaser, the Company or any holder of Company Common Stock or Options (except as set forth in Section 2.4(c) and in Section 2.4(d):

(a) Treasury Shares. All Company Common Stock owned by the Company as treasury stock or authorized but currently unissued stock immediately prior to the Effective Time shall, by virtue of the Merger, and without any action on the part of the holder thereof, no longer be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(b) Merger Sub. Each share of common stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(c) Options. Each Option that is outstanding and vested immediately prior to or as of the Effective Time, shall either be exercised by each Person holding any such Option in accordance with an Option Exercise Agreement in the form of Exhibit F as described in Section 5.4 hereof effective immediately prior to the Effective Time for Company Common Stock, and such Company Common Stock shall be converted as described in Section 2.4(d) hereof or such Option shall be deemed to be terminated in accordance with the terms of the Option Plan pursuant to the closing of the transaction contemplated by this Agreement. The exercise price payable by a holder of Options to be exercised prior to the Effective Time shall be paid to the Company by the holder in cash or such holder of Options shall utilize a cashless exercise arrangement provided for in the Option Exercise Agreement. For purposes of calculating the taxable compensation upon exercise of Options, the value of the Company Common Stock shall include the Share Price payable in respect of Company Common Stock. The taxable compensation of and/or payment to any holder of Options shall be subject to any required withholding of Taxes.

(d) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Company Common Stock issued to holders of Options who have exercised such Options as set forth in Section 2.4(c)), other than Company Common Stock owned by Dissenting Stockholders, shall be converted into a right to receive, upon surrender of the Certificate representing such share of Company Common Stock or as otherwise allowed in accordance with the Letter of Transmittal, cash in an amount equal to the Share Price. Each Stockholder shall have the right to receive, in exchange for all shares of the Company Common Stock owned by such Stockholder immediately prior to the Effective Time, cash in an aggregate amount equal to the number of shares of the Company Common Stock owned by such Stockholder multiplied by the Share Price (the “Aggregate Share Price”). When so converted, all of such shares of Company Common Stock no longer shall be outstanding and automatically shall be cancelled and retired.

(e) Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary but only to the extent required by the CGCL, and subject to the terms of the Principal Stockholders Agreement and Knowledge Certificate, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by Persons who comply strictly with all the provisions of the CGCL concerning appraisal rights for the fair value of their Company Common Stock in connection with the Merger (the “Dissenting Stockholders”) shall not be converted into the right to receive the Share Price multiplied by the number of all shares of Company Common Stock owned by such Stockholder, but shall instead be converted into the right to receive such consideration as may be determined to be due such Dissenting Stockholder pursuant to Chapter 13 of the CGCL. No Person who does not take in a timely fashion all steps necessary to perfect his/her/its rights under Chapter 13 of the CGCL shall be deemed a Dissenting Stockholder under this Agreement.

2.5 Payments at Closing.

(a) Payments at Closing.

(i) At the Closing, Purchaser shall make the following payments out of the Initial Purchase Price:

(A) The Initial Escrow Amount shall be paid by wire transfer of immediately available funds to an escrow account (the “Escrow Account”) to be established by Purchaser with SunTrust Bank (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of an escrow agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”) in accordance with the terms of such Escrow Agreement for pending indemnity claims;

(B) The payments owed in accordance with Non-Competition Agreements shall be paid in accordance with Section 5.1;

(C) Any amounts which the Stockholder Representative is permitted to pay or retain pursuant to Section 26 hereof shall be paid as directed in writing by the Stockholder Representative;

(D) All fees and expenses of counsel, financial advisors, investment bankers, brokers, finders, accountants and consultants to Stockholders and Company incurred in connection with the transactions hereunder (the “Transaction Costs”) shall be paid as described in Section 2.5(c) to the extent not paid by the Stockholders or the Company prior to Closing; and

(E) The Net Indebtedness Payment shall be paid as described in Section 2.5(b).

The portion of the Initial Purchase Price minus the payments described in paragraphs (A), (B), (C), (D), and (E) of this Section 2.5(a)(i) is herein referred to as the “Closing Payment.”

(ii) At the Closing, Purchaser shall pay the Closing Payment to the Disbursement Agent, for the benefit of the Stockholders in the manner set forth in Section 2.8 and Section 2.9 hereof. Purchaser shall also pay the amounts owed in accordance with the Non-Competition Agreements to the Disbursement Agent, for the benefit of the applicable Stockholders in the manner set forth in Section 2.8 and Section 2.9 hereof.

(b) Repayment of Indebtedness.

(i) For purposes of this Agreement, “Indebtedness Payment” means an amount equal to, as of the Closing Date, the then outstanding principal of, and accrued and unpaid interest on, and any premiums, prepayment fees and penalties due upon prepayment and full satisfaction of, all bank or other third party indebtedness for borrowed money of the Company, including without limitation indebtedness under any bank credit agreement, any capital lease and any other related agreements but not including any indebtedness to trade creditors, or indebtedness to employees for unreimbursed business expenses in the Ordinary Course of Business. Indebtedness Payments (including the creditors names and the amount of indebtedness outstanding) are listed in Schedule 2.5(b).

(ii) If so requested by Purchaser prior to the Closing, the Stockholder Representative shall deliver to Purchaser a statement setting forth the detailed individual amounts to be included in the Indebtedness Payment on the Closing Date, which statement may, if so requested by Purchaser, be accompanied by a pay off letter from each applicable third party creditor whose amounts will be included in such Indebtedness Payment. If so requested by Purchaser prior to the Closing, the Stockholder Representative shall deliver to Purchaser a certificate setting forth (A) the amount of the Indebtedness Payment or stating that the Indebtedness Payment will be zero, and (B) the amount of cash on hand at the Company immediately prior to the Closing that will be utilized to pay all or a portion of the Indebtedness Payment (“Pre-Closing Cash”). The amount obtained by subtracting the amount set forth in clause (B) from the amount set forth in clause (A) being referred to herein as the “Net Indebtedness Payment.”

(iii) Unless the Net Indebtedness Payment is zero, at the Closing, Purchaser shall provide to the Company from the Initial Purchase Price an amount in cash equal to the Net Indebtedness Payment, and the Company shall (A) pay the lenders an amount in cash equal to the Indebtedness Payment and (B) use its Reasonable Best Efforts to terminate, without any continuing liability of the Company or its subsidiaries thereunder, all agreements evidencing the borrowings referred to in this section, and all pledges, mortgages and security interests, if any, with respect to all such indebtedness, to effect the cancellation of all notes and other evidence of such indebtedness, to deliver appropriate evidence of cancellation to the Company and to the Purchaser and to cause the redelivery of all certificates of stock held pursuant to any such terminated pledge agreements.

(c) Transaction Costs. If so requested by Purchaser prior to the Closing, the Stockholder Representative shall deliver to Purchaser a statement setting forth the detailed individual amounts to be included in the Transaction Costs on the Closing Date, which statement may, if so requested by Purchaser, be accompanied by a pay off letter from each applicable third party creditor whose amounts will be included in such Transaction Costs. Unless the Transaction Costs are zero, at the Closing, Purchaser shall provide to the Company from the Initial Purchase Price an amount in cash equal to the Transaction Costs, and the Company shall pay the applicable creditors the portion of the Transaction Costs owed to them.

2.6 Determination of Working Capital.

(a) Determination of Estimated Working Capital. Prior to the Closing Date, the Company and Stockholder Representative have prepared and delivered to Purchaser a certificate certifying the Company’s and Stockholder Representative’s good faith estimate of the Working Capital of Company as of the Closing Date (“Estimated Working Capital”), that included an estimated unaudited balance sheet of Company as of the Closing Date (“Estimated Closing Date Balance Sheet”). Upon receipt of the Estimated Closing Date Balance Sheet, Purchaser identified any adjustments that it reasonably believed were required to the certificate delivered by the Company and Stockholder Representative. On the Closing Date, if Stockholder Representative disputes any such adjustments, Purchaser and Stockholder Representative shall use Reasonable Best Efforts to resolve such dispute, after which Stockholder Representative shall re-deliver to Purchaser the certificate with such adjustments as the parties have agreed are appropriate. The form of certificate finally delivered pursuant to this Section 2.6(a) and acceptable to the Purchaser and the Stockholder Representative is referred to herein as the “Closing Payment Certificate.” The Company, Stockholder Representative and Purchaser acknowledge and agree that the Closing Payment Certificate shall be utilized by Purchaser to calculate the Initial Purchase Price. In the event that the Estimated Working Capital set forth in the Closing Payment Certificate is less than ninety two percent (92%) of the Working Capital Threshold, then the Initial Escrow Amount shall be increased by the amount equal to such shortfall (“Initial Working Capital Escrow Amount”).

(b) Determination of Actual Working Capital. Within forty-five (45) days after the Closing Date, Purchaser will prepare and deliver to Stockholder Representative a certificate, signed by Purchaser’s Chief Financial Officer, certifying Purchaser’s determination of the actual Working Capital of the Company as of the Closing Date, and identifying any adjustments to the Initial Purchase Price as a result of such amounts being greater or less than the amounts set forth on the Closing Payment Certificate. If Stockholder Representative does not object to Purchaser’s certificate within thirty (30) days after receipt, or accepts such certificate during such thirty (30) day period, the Initial Purchase Price shall be adjusted as set forth in Purchaser’s certificate, and payment shall be made in accordance with Section 2.7. If Stockholder Representative objects to the Purchaser’s certificate, Stockholder Representative shall notify Purchaser in writing of such objection within thirty (30) days after Stockholder Representative’s receipt thereof (such notice setting forth in reasonable detail the basis for such objection). During such thirty (30) day period and until the resolution of any dispute regarding Purchaser’s determination of Actual Working Capital, Purchaser shall permit Stockholder Representative access to such work papers and books and records of the Company relating to the preparation of Purchaser’s certificate, as may be reasonably necessary to permit Stockholder Representative to review in detail the manner in which Purchaser’s certificate was prepared. Purchaser and Stockholder Representative shall thereafter negotiate in good faith to resolve any such objections. If Purchaser and Stockholder Representative are unable to resolve all of such differences within twenty (20) calendar days of Purchaser’s receipt of Stockholder Representative’s objections, the items in dispute may be referred by any party for determination as promptly as practicable to the Independent Accounting Firm, which shall be jointly engaged by Purchaser, on the one hand, and Stockholder Representative, on the other hand, pursuant to an engagement letter in customary form which each of Purchaser and Stockholder Representative shall execute. If McGladrey & Pullen LLP is unable to serve as the Independent Accounting Firm, and Purchaser and Stockholder Representative have failed to reach agreement on an Independent Accounting Firm within ten (10) calendar days following the termination of the twenty (20) calendar-day period referred to in the immediately preceding sentence, then the Independent Accounting Firm shall be selected by the American Arbitration Association. The parties shall direct the Independent Accounting Firm to prescribe procedures for resolving the disputed items and to make a written determination, with respect to such disputed items only, whether and to what extent, if any, the Closing Payment Certificate and the accompanying calculations of the Working Capital of Company at Closing require adjustment based on the terms and conditions of this Agreement (the “Determination”). The Determination shall be based solely on presentations with respect to such disputed items by Purchaser and Stockholder Representative to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, that such presentations shall be deemed to include, without limitation, any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by Purchaser or Stockholder Representative in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm. Each of Purchaser and Stockholder Representative shall use its Reasonable Best Efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any question and requests of the Independent Accounting Firm. Purchaser and Stockholder Representative shall instruct the Independent Accounting Firm to deliver the Determination to Purchaser and Stockholder Representative no later than thirty (30) calendar days following the date on which the disputed items are referred to the Independent Accounting Firm. In deciding any matter, the Independent Accounting Firm (i) shall be bound by the provisions of this Section 2.6(b), (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Stockholder Representative or less than the smallest value for such item claimed by Purchaser or Stockholder Representative, and (iii) shall be bound by the express terms, conditions and covenants set forth in this Agreement, including the definition of Working Capital contained herein. In the absence of fraud or manifest error, the Determination shall be conclusive and binding upon Purchaser, Stockholder Representative and Stockholders. The parties shall direct the Independent Accounting Firm to consider only those items and amounts in the Purchaser’s certificate which Purchaser and Stockholder Representative were unable to resolve. All fees and expenses (including reasonable attorney’s fees and expenses and fees and expenses of the Independent Accounting Firm) incurred in connection with any dispute over Purchaser’s certificate shall be borne by the parties based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. The Initial Purchase Price as finally adjusted in accordance with this Section 2.6 shall be deemed to be the “Purchase Price”.

2.7 Adjustment to Purchase Price. The Working Capital amount determined in accordance with Section 2.6(b) (the “Actual Working Capital”) shall be used to calculate post-Closing adjustments to the Initial Purchase Price in order to arrive at the Purchase Price. If the lesser of the Actual Working Capital or the Working Capital Threshold exceeds the lesser of the Estimated Working Capital or the Working Capital Threshold, then Purchaser shall pay to the Disbursement Agent for the benefit of the Stockholders an amount equal to such excess difference. If the lesser of the Estimated Working Capital or the Working Capital Threshold exceeds the Actual Working Capital, then Purchaser shall receive such difference as a payment from the Escrow Account. All payments to be made to either Purchaser or the Disbursement Agent pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds to the Disbursement Agent’s accounts or Purchaser’s account, as applicable, within three (3) business days after the date on which Actual Working Capital is finally determined pursuant to Section 2.6 above. Any amounts required to be paid pursuant to this Section 2.7 which are not paid when due shall accrue interest at the rate of seven percent (7%) per annum until paid in full.

2.8 Form of Payments. All cash payments hereunder shall be made by delivery to the recipient by depositing, by bank wire transfer, the required amount (in immediately available funds) in an account of the recipient, which account shall be designated by the recipient in writing at least five (5) business days prior to the date of the required payment. All cash payments to be made to the Stockholders hereunder shall be made by delivery to one account for the benefit of the Stockholders and in the name of Allison-McCloskey Escrow Company, as Disbursement Agent, who will serve as disbursement agent for the Stockholders (the “Disbursement Agent”) pursuant to the terms of a disbursement agent agreement in the form attached hereto as Exhibit B (the “Disbursement Agent Agreement”). All cash so deposited with the Disbursement Agent shall be referred to herein as the “Disbursement Fund.”

2.9 Method of Payment.

(a) Disbursement Agent. The Disbursement Agent shall, pursuant to irrevocable instructions set forth in the Disbursement Agent Agreement and the Letter of Transmittal, pay to each Stockholder out of the Disbursement Fund the Share Price to be paid per share of Company Common Stock held by such Stockholder pursuant to Section 2.5, and shall further pay the amounts owed in accordance with the Non-Competition Agreements to the Key Employees who have entered into Non-Competition Agreements pursuant to Section 5.1 hereof.

In accordance with the terms of the Disbursement Agent Agreement, the Company and the Stockholders have appointed and constituted the Disbursement Agent with power to act individually, as the Company’s and the Stockholders’ representative for purposes of disbursement of all of Purchaser’s payments hereunder, to act and exercise any and all powers on behalf of Company and the Stockholders in relation to the receipt and distribution of the all of Purchaser’s payments hereunder, and the Disbursement Agent has accepted such appointment.

(b) Letter of Transmittal. On the Closing Date and continuing thereafter as and when received from each Stockholder and Option holder of record, the Company, or if previously deposited with the Stockholder Representative or the Disbursement Agent, the Stockholder Representative or the Disbursement Agent shall deliver to the Purchaser a letter of transmittal in substantially the form of Exhibit I attached hereto (the “Letter of Transmittal”) from each Stockholder and Option holder of record from whom the Company or, as applicable, the Stockholder Representative or the Disbursement Agent, has received a Letter of Transmittal, duly completed and validly executed by each Stockholder and Option holder accompanied by the Certificates and such other documents as reasonably may be required by the Letter of Transmittal, stating, inter alia:

(i) that payment of the Aggregate Share Price payable to such holder shall be made against and only upon delivery to the Purchaser by such holder of the certificates which immediately prior to the Effective Time represented outstanding Company Common Stock (the “Certificates”) owned by such Person or as otherwise specified in the Letter of Transmittal;

(ii) that risk of loss and title to the Certificates and other items required to be delivered by the holder shall pass only upon delivery of such items to the Purchaser, and that all such items the form of which is not attached hereto shall be in customary form, including such customary provisions as the Purchaser reasonably may specify in its written instructions for use by the Stockholders in effecting the surrender to the Purchaser of such items;

(iii) that such Stockholder agrees to comply with the requirements of this Agreement imposed upon such Stockholder, including without limitation, Section 2.3, Section 2.8, Section 2.9, and Section 23 through and including Section 29;

(iv) if required, an IRS Form W-9, completed by such Stockholder, in a form reasonably satisfactory to Purchaser or the Stockholder Representative.

(c) Payment Procedure. Following the execution and delivery to the Disbursement Agent of a Letter of Transmittal duly completed and validly executed by a Stockholder accompanied by the Certificates and such other documents as reasonably may be required by the Letter of Transmittal, at the Closing the Disbursement Agent shall pay (or, if such execution and delivery occurs after the Closing, the Disbursement Agent shall pay promptly, (but in no event more than five (5) business days)) by wire transfer (or such other means specified by each Stockholder) of immediately available funds to the account designated by the Stockholder in his/her/its Letter of Transmittal an amount equal to the Aggregate Share Price deliverable in respect thereof. Until so surrendered, each Certificate (other than Company Common Stock owned by Dissenting Stockholders) shall be deemed, for all purposes, to evidence only the right to receive upon such surrender the amount to which such Person is entitled pursuant to this Section 2. No interest shall be paid or accrued in respect of any cash payments to be made under this Section 2.9.

(d) Evidence of Ownership. If the Aggregate Share Price (or any portion thereof) is to be delivered to a Person other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it shall be a condition to the payment of such amount that the Certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the Person requesting such transfer pay to the Disbursement Agent any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Purchaser that such Taxes have been paid or are not required to be paid.

(e) No Further Ownership Rights in Company Common Stock; No Transfers. At and after the Effective Time, each holder of a Certificate shall cease to have any rights as a stockholder of the Company, except for the right to surrender his/her/its Certificate in exchange for payment of the Aggregate Share Price; provided, however, that each Dissenting Stockholder shall have the rights prescribed by the CGCL. At and after the Effective Time, no transfer of Company Common Stock shall be made on the stock transfer books of the Surviving Corporation. Certificates presented to the Surviving Corporation after the Effective Time shall be canceled and exchanged for the Aggregate Share Price as provided in this Section 2. At the close of business on the day of the Effective Time the stock ledger of the Company with respect to Company Common Stock shall be closed.

(f) Lost, Stolen, or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed utilizing the form of Affidavit of Lost Stock Certificate attached hereto as Exhibit O, the Disbursement Agent shall issue in exchange for such lost, stolen or destroyed Certificate the amount deliverable in respect thereof as determined in accordance with this Section 2, provided that the Person to whom such amount is paid shall, as a condition precedent to the payment thereof, indemnify the Disbursement Agent, the Surviving Corporation and the Purchaser in a manner reasonably satisfactory to them against any claim that may be made against the Disbursement Agent, the Surviving Corporation or the Purchaser with respect to the Certificate claimed to have been lost, stolen or destroyed.

(g) Dissenting Stockholders-Payment. The Disbursement Agent shall make no distribution of a Dissenting Stockholder’s Aggregate Share Price unless and until the validity of such claim as a Dissenting Stockholder has been determined and the fair value of a Dissenting Stockholder’s Company Common Stock has been determined for any Dissenting Stockholder in the manner contemplated by Chapter 13 of the CGCL. At that time, the Disbursement Agent shall pay to the Dissenting Stockholder the Aggregate Share Price for the Dissenting Stockholder’s Company Common Stock and, the Escrow Agent shall pay from the Escrow Account the amount, if any, that the fair value of such Dissenting Stockholder’s Company Common Stock exceeds the Aggregate Share Price for such Dissenting Stockholder’s Company Common Stock; provided, however, if the amount owed exceeds the Escrow Amount, then such excess amount shall be paid to the Disbursement Agent by the Stockholders, pro rata in accordance with their respective numbers of shares of Company Common Stock, for payment by the Disbursement Agent to such Dissenting Stockholder. If any holder of Company Common Stock fails to perfect or after the Effective Time effectively withdraws or loses his/her/its rights as a Dissenting Stockholder, each share of Company Common Stock owned by such Stockholder will thereupon be treated as if it has been converted into and has become exchangeable for, at the Effective Time, the Aggregate Share Price, without interest thereon. The Company and/or the Surviving Corporation shall give the Purchaser and the Disbursement Agent (i) prompt written notice of any demands for payment received by the Company pursuant to Chapter 13 of the CGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demand for appraisal under the CGCL, except to the extent Company reasonably determines such participation would jeopardize the attorney-client, work product or other privilege of Company, violate Company’s confidentiality obligations or otherwise violate applicable Law. The Company shall not, except with the prior written consent of the Purchaser or as required by applicable law or court order, make any payment with respect to any demands for appraisal or offer to settle or settle such demands.

(h) Termination of Paying Agency. Any portion of the Closing Payment that remains undistributed by the Disbursement Agent for six (6) months after the Effective Time shall be delivered by the Disbursement Agent to or as directed by the Purchaser, upon demand, and any holders of Certificates who have not theretofore complied with this Section 2 shall thereafter look only to the Purchaser (subject to abandoned property, escheat and other similar legal requirements) as a general creditor for payment of their claim for the same, with such sums to be paid only upon compliance by such Stockholder with all conditions to payment of the same specified in this Section 2. Neither the Purchaser, the Disbursement Agent nor the Company shall have any liability to any Stockholder for any loss suffered by such Stockholder under any abandoned property, escheat, or similar legal requirement, it being specifically agreed that it shall be the responsibility of each Stockholder and not the Purchaser, the Disbursement Agent or the Company to assure that the Stockholder takes the actions necessary to secure timely payment under this Agreement.

(i) Withholding Rights. If the Purchaser believes in good faith that the withholding of Taxes is required in connection with any distribution of any portion of the Share Price under this Agreement, the Purchaser shall have the right to withhold such Taxes from the amounts payable to any Stockholder who fails to submit to the Purchaser any evidence reasonably requested by the Purchaser to the effect that such withholding is not required. For all purposes of this Agreement, all such withheld amounts shall be treated as having been paid to the Stockholder from whom such amounts shall have been withheld.

3. REPRESENTATIONS AND WARRANTIES OF COMPANY. Company represents and warrants to Purchaser as to the following matters. For purposes of Sections 3.1, 3.2(b) and (c), Sections 3.6 through and including 3.14, Sections 3.16 through and including 3.22, Sections 3.24 through and including 3.30 and Sections 3.33 through and including 3.37 (including all definitions referenced therein), the term “Company” shall also be deemed to include any Person in which Company currently holds, or in the past held, an interest. These representations and warranties, and the information in the Disclosure Schedules referenced therein, shall be true and correct as of the Closing Date except to the extent that a representation, warranty or Schedule expressly states that such representation or warranty, or information in such Schedule, is current only as of an earlier date.

3.1 Organization. Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause a Material Adverse Effect. The Company is qualified or registered to do business in each jurisdiction listed on Schedule 3.1. The Company has full power and authority to own, lease and operate its property and Company has full corporate power and authority to carry on its business as now conducted and to enter into and to perform this Agreement. The address of Company’s principal office and all of Company’s additional places of business are listed on Schedule 3.1. Except as set forth on Schedule 3.1, during the past five (5) years, Company has not been known by or used any corporate, fictitious or other name in the conduct of Company’s business or in connection with the use or operation of the Assets.

3.2 Authorization; Corporate Documentation.

(a) Company has the requisite corporate or other power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by Company and Company’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate or other action of Company.

(b) The copies of the Articles of Incorporation of Company and all amendments thereto, as certified by the Secretary of State of the State of California or other appropriate Governmental Authority, and the Bylaws of Company, as amended to date and certified by its corporate secretary, copies of which have heretofore been delivered to Purchaser, are true, complete and correct copies of the Articles of Incorporation and Bylaws of Company, as amended through and in effect on the Closing Date.

(c) The minute books and records of the corporate proceedings of Company, copies of which have been delivered to Purchaser and originals of which will be delivered to Purchaser on the Closing Date are true, correct and complete in all material respects. There have been no changes, alterations or additions to such minute books and records of the corporate proceedings of Company on or prior to the Closing Date that have not been furnished to Purchaser’s counsel.

3.3 Title to the Company Common Stock. Stockholders own good, valid and marketable title to the Company Common Stock, free and clear of any and all Liens (including any spousal interests (community or otherwise)) and upon delivery of the Company Common Stock to Purchaser on the Closing Date in accordance with this Agreement and upon the Merger at the Closing the entire legal and beneficial interest in the Company Common Stock and good, valid and marketable title to the Company Common Stock, free and clear of all Liens (including any spousal interests (community or otherwise)), will pass to Purchaser pursuant to its ownership of all of the issued and outstanding capital stock of Merger Sub.

3.4 Capitalization.

(a) The authorized capital stock of Company consists of five million (5,000,000) shares of common stock and issued and outstanding Options. Schedule 3.4 sets forth, as of immediately prior to the Closing Date, all of the issued and outstanding Company Common Stock and the owners of record of such Company Common Stock and all of the authorized and unexercised Options. Schedule II sets forth, as of the Closing Date, all of the issued and outstanding Company Common Stock and the owners of record of such Company Common Stock, with each Option that was outstanding and vested immediately prior to or as of the Effective Time having been either exercised by each Person holding any such Option in accordance with an Option Exercise Agreement effective immediately prior to the Effective Time for Company Common Stock or such Option having been deemed to be terminated in accordance with the terms of the Option Plan pursuant to the closing of the transaction contemplated by this Agreement. Schedule 3.4, Schedule I and Schedule II are true, correct and complete. The Company Common Stock to be delivered by Stockholders to Purchaser constitutes all outstanding shares of capital stock of Company and other than the Options, there are no outstanding options or other rights to subscribe for or purchase any capital stock or other equity interests of Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Company. The Company Common Stock (i) has been duly and validly issued; (ii) is fully paid and nonassessable; (iii) is held beneficially and of record by Stockholders; and (iv) was not issued in violation of any preemptive rights or rights of first refusal or first offer. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Company, nor are there any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company Common Stock. Other than the Options, there are no options, warrants or other rights to subscribe for or purchase any capital stock or other equity interests of Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Company, or preemptive rights or rights of first refusal or first offer nor are there any contracts, commitments, agreements, understandings, arrangements or restrictions to which Company or to the Company’s Knowledge, any Stockholder is a party or by which Company or to the Company’s Knowledge, any Stockholder is bound relating to any shares of the Company Common Stock or any other equity securities of Company, whether or not outstanding. All of the Company Common Stock and other securities of Company have been granted, offered, sold, issued, redeemed and/or repurchased in compliance with all applicable foreign, state and federal securities Laws. As a result of Company having done business in other than its legal corporate name (i) there are no actual or potential Liens on the Company Common Stock or Assets and (ii) there are no actual or potential Losses to Company.

(b) The Options have been duly authorized pursuant to the Option Plan, to individuals who were, at the time of the issuance, employees or consultants of the Company, with an exercise price equal to the then applicable fair market value of the Company Common Stock. The Option Plan provides that any Option not exercised prior to the Effective Time shall be deemed to be terminated in accordance with the terms of the Option Plan pursuant to the closing of the transaction contemplated by this Agreement.

3.5 Binding Agreement. This Agreement has been duly executed by Company and delivered to Purchaser, and constitutes the legal, valid and binding agreement of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by Company, each other Transaction Document to which Company is, or is specified to be, a party, will be duly and validly executed by Company and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

3.6 No Breach. Except as set forth on Schedule 3.6, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Company do not and will not (A) violate or conflict with Company’s Articles of Incorporation or Bylaws, or any law, statute, rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment or order (collectively, “Laws”) of any Governmental Authority to which Company, the Company Common Stock or the Assets are subject, or by which Company, the Company Common Stock or the Assets may be bound, (B) (with or without giving notice or the lapse of time or both) breach or conflict with, constitute or create a default, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract, agreement, or other commitment to which Company is a party or by which Company, the Company Common Stock or the Assets may be bound, (C) result in the imposition of a Lien on the Company Common Stock or the Assets or (D) except as otherwise expressly provided herein, require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or third party.

3.7 Permits. Company owns or possesses all right, title and interest in all Permits required to own the Assets and conduct Company’s business in the manner as now being conducted and as presently proposed to be conducted. All Permits of Company are listed on Schedule 3.7 and are valid and in full force and effect. No loss or expiration of any Permit is pending or, to the Knowledge of Company, threatened or reasonably foreseeable (including, without limitation, as a result of the transactions contemplated hereby) other than expiration in accordance with the terms thereof, which terms do not expire as a result of the consummation of the transactions contemplated hereby.

3.8 Compliance With Laws. Except as set forth in Schedule 3.8, Company has complied with all Laws of any Governmental Authority applicable to Company, the Company Common Stock, its business and the Assets. Specifically, but without limitation, Company has, in the conduct of Company’s business, complied with all applicable Laws relating to (A) the employment of labor, including those concerning wages, hours, equal employment opportunity, pension and welfare benefit plans (including the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”)), and the payment of Social Security and similar taxes, and Company is not liable for any arrearages of wages or any tax penalties due to any failure to comply with any of the foregoing and (B) the grant, offer, sale, issuance, redemption and/or repurchase of any Company Common Stock and other securities of Company, including, without limitation, the Securities Act.

3.9 Title to and Sufficiency of Assets. Except as set forth on Schedule 3.9, Company has good and marketable title to all of the Assets (excluding Intellectual Property which is addressed in Section 3.12 hereof), free and clear of all Liens other than Permitted Liens, except for Assets that have been sold or disposed of in the Ordinary Course of Business. The Assets constitute all of the assets, rights and properties that are used in the operation of Company’s business as it is now conducted or that are used or held by Company for use in the operation of Company’s business. Except as set forth on Schedule 3.9, immediately following the Closing, all of the Assets will be owned, leased or available for use by Purchaser on terms and conditions substantially identical to those under which, immediately prior to the Closing, Company owns, leases, uses or holds available for use such Assets.

3.10 Condition of Personal Property. All items of Personal Property of the Company with a value greater than $10,000 are set forth on Schedule 3.10. Except as set forth in Schedule 3.10, all such items of Personal Property used or useful in the operation of Company’s business, are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use.

3.11 Accounts Receivable. All accounts receivable of Company shown on all balance sheets included in the Financial Statements arose from sales actually made or services actually performed in the Ordinary Course of Business and are valid receivables. All accounts receivable of the Company as of December 24, 2004 are set forth on Schedule 3.11 and (i) are subject to no setoffs or counterclaims existing as of the Closing Date, and (ii) have been collected or are fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of Company (net of reserves).

3.12 Intellectual Property.

(a) Disclosure.

(i) Schedule 3.12(a)(i) sets forth all United States and foreign patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned or licensed by Company or otherwise used or held for use by Company, specifying as to each item, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

(ii) Schedule 3.12(a)(ii) sets forth all licenses, sublicenses and other agreements or permissions (“IP Licenses”) (other than shrink wrap licenses or other similar licenses for commercial off-the-shelf software with a license fee of $1,000 or less which are not required to be listed) under which Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and for each such IP License required to be listed, describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) the scope of such licenses, sublicenses and other agreements or permissions granted.

(b) Ownership. Company owns, free and clear of all Liens, has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property, except for the Intellectual Property that is the subject of the IP Licenses.

(c) Licenses. Company either owns, or has a valid and enforceable license to use all Intellectual Property. Company has substantially performed all material obligations imposed on it in the IP Licenses, has made all payments required to date, and is not, nor to Company’s Knowledge is another party thereto, in material breach or default thereunder in any respect, nor is there any event which with notice or lapse of time or both would constitute a material default thereunder. The continued use by the Purchaser of the Intellectual Property that is the subject of the IP Licenses is not restricted by any applicable license.

(d) Registrations. All registrations for Copyrights, Patents and Trademarks are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(e) Claims.

(i) No claim or action is pending or to the Company’s Knowledge threatened and Company has no Knowledge of any basis for any claim that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property, and no item of Intellectual Property is subject to any outstanding order, ruling, decree, stipulation, charge or agreement restricting in any manner the use, the licensing, or the sublicensing thereof.

(ii) Company has not received any notice that it has infringed upon or otherwise violated the intellectual property rights of third parties or received any claim, charge, complaint, demand or notice alleging any such infringement or violation, or knows of any basis for any such claim.

(iii) To the Knowledge of Company, no third party is infringing upon or otherwise violating any Intellectual Property.

(iv) Company’s products have been marked as required by the applicable Patent statute and Company has given the public notice of its Copyrights and notice of its Trademarks as required by the applicable Trademark and Copyright statutes.

(f) No Infringement of Intellectual Property of Others. To Company’s Knowledge, none of the Intellectual Property, products or services owned, used, developed, provided, sold or licensed by Company, or made for, used or sold by or licensed to Company by any Person infringe upon or otherwise violate any intellectual property rights of any third party.

(g) Administration and Enforcement. Company has taken all reasonable actions to maintain and protect the Intellectual Property.

(h) Software. All Software owned by Company is described in Schedule 3.12(h). Except as set forth on Schedule 3.12(h), (i) such Software is not subject to any transfer, assignment, site, equipment, or other operational limitations; (ii) to the Knowledge of Company, Company has the most current copy or release of the Software so that the same may be subject to registration in the United States Copyright Office; (iii) the Software includes all information sufficient to use such Software in the conduct of the business or operations of Company as of the Closing Date; (iv) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Software by any third party; and (v) to Company’s Knowledge, the Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software, and performs in general conformance with its documentation as respects the functionality and purposes for which such Software is currently used by Company.

(i) Trade Secrets. Except as disclosed on Schedule 3.12(i) or as required pursuant to the filing of any Patent application, regarding Company’s Trade Secrets: (i) Company has taken all commercially reasonable actions to protect such Trade Secrets from unauthorized use or disclosure; (ii) to the Knowledge of Company, there has not been an unauthorized use or disclosure of such Trade Secrets; (iii) Company has the sole and exclusive right to bring actions for infringement or unauthorized use of such Trade Secrets; (iv) to the Knowledge of Company, none of such Trade Secrets infringes upon or otherwise violates valid and enforceable intellectual property or trade secrets of others; and (v) Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, will be, in violation of any agreement relating to such Trade Secrets.

(j) Intentionally Left Blank.

(k) Employee Breaches. To the Knowledge of Company, no employee of Company has transferred Intellectual Property or confidential or proprietary information to Company or to any third party in violation of any Law or any term of any employment agreement, Patent or invention disclosure agreement or other contract or agreement relating to the relationship of such employee with Company or any prior employer.

(l) Related Parties; etc. Company does not use any Intellectual Property owned by any director, officer, employee or consultant of Company. At no time during the conception or reduction to practice of any of the Intellectual Property owned by Company was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Authority or subject to any employment agreement, invention assignment, nondisclosure agreement or other contract with any Person that could adversely affect the rights of Company to any Intellectual Property.

(m) Transfer. The execution by Company of this Agreement will not result in the loss or impairment of the rights of Company to own or use any of the Intellectual Property, and Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will be, in violation of any IP License.

3.13 Contracts. Schedule 3.13(a) identifies or describes all of the Contracts (including, but not limited to, all Contracts relating to Intellectual Property) in effect on the Closing Date that provide for continuing obligations by or rights of any party thereto involving a consideration of or expenditures in excess of Ten Thousand Dollars ($10,000), or involving performance over a period of more than six (6) months (the “Material Contracts”). Company has provided Purchaser true and complete copies of all written Material Contracts set forth on Schedule 3.13(a) (including any and all amendments and other modifications to such Material Contracts) and true and correct summaries of all non-written Material Contracts set forth on Schedule 3.13(a) (including such oral Contracts related to Intellectual Property). All of Company’s oral Material Contracts are identified in the Disclosure Schedules, other than those oral Material Contracts which (a) may be terminated at any time without any requirement that the Company make any payments thereunder except in connection with products purchased or services rendered prior to the date of termination and (b) do not relate to Intellectual Property. All of the Material Contracts are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by court-applied equitable principles. There exists no breach, default or violation on the part of Company or, to the Knowledge of Company, on the part of any other party to any Material Contract nor has Company received notice of any breach, default or violation. Except as expressly identified on Schedule 3.13(c), (i) Company has not received notice of an intention by any party to any Material Contract that provides for a continuing obligation by any party thereto on the Closing Date to terminate such Material Contract or amend the terms thereof, other than modifications in the Ordinary Course of Business that do not adversely affect Company and (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity, enforceability and continuation of the Material Contracts on the same terms applicable to such Material Contracts as of the Closing Date. Company has not waived any rights under any such Material Contract. To the Knowledge of Company, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle any party to any Material Contract (other than Company) to declare breach, default or violation under any Material Contract or to accelerate, or which does accelerate, the maturity of any indebtedness of Company under any Material Contract. There are no existing powers of attorney executed on behalf of Company.

3.14 Litigation. Except as described on Schedule 3.14, there is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule or order or investigation of any nature pending, rendered since January 1, 2000, or, to Company’s Knowledge, threatened by or against Company, its directors, officers or stockholders (provided that any litigation involving the directors, officers or stockholders of Company must be related to Company’s business, the Company Common Stock or the Assets), Company’s business, the Company Common Stock or the Assets. The items listed on Schedule 3.14 will not have, either individually or in the aggregate, have a Material Adverse Effect on Company. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against Company, the Company Common Stock, Company’s business or the Assets. Any and all obligations of the Company with respect to any items listed on Schedule 3.14 shall either be fully satisfied prior to the Closing or reflected as liabilities on the Estimated Closing Balance Sheet.

3.15 Financial Statements. Schedule 3.15 sets forth true, correct and complete copies of (a) the unaudited balance sheet, income statement and statement of cash flows of Company as of and for the year ended June 30, 2002 (including any related notes and schedules), (b) the unaudited balance sheet, income statement and statement of cash flows of Company as of and for the year ended June 30, 2003 (including any related notes and schedules), (c) the unaudited balance sheet, income statement and statement of cash flows of Company as of and for the year ended June 25, 2004 (including any related notes and schedules) and (d) unaudited balance sheet and income statement of Company as of December 24, 2004 (the “Statement Date”) and for the period from June 26, 2004 to December 24, 2004 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the books and records of Company, are true, correct and complete in all material respects, and present fairly the financial condition and the results of operations of Company as of the respective dates thereof. The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout and among the periods indicated (provided that the unaudited statements do not contain footnotes required by GAAP and are subject to year-end adjustments customarily made by the Company).

3.16 Liabilities. Company has no liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise, whether matured or unmatured and whether due or to become due), including, without limitation, tax liabilities due or to become due, except (a) liabilities that are accrued and reflected on the unaudited balance sheet and statement of income of Company as of the period ended on the Statement Date, (b) liabilities that are listed on Schedule 3.16 to this Agreement, (c) liabilities that have arisen in the Ordinary Course of Business (other than liabilities for breach of any Contract) and which do not, individually or in the aggregate have a Material Adverse Effect on Company since the Statement Date, and which are reflected in the Estimated Closing Balance Sheet, or (d) obligations to perform after the Closing Date any Contracts which are disclosed on Schedule 3.13. Company is not a guarantor nor is it otherwise liable for any obligation (including indebtedness) of any other Person. To Company’s Knowledge, no Principal Stockholder has any claim or action against Company (other than a claim for compensation due in the Ordinary Course of Business to the extent that such amount is reflected on the Estimated Closing Date Balance Sheet).

3.17 Tax Matters.

(a) All Tax Returns required to have been filed by the Company have been properly prepared and timely filed. All such Tax Returns are true, correct and complete in all material respects. The Company has paid or withheld (or caused to be paid or withheld) all Taxes as shown on any Tax Return as due and payable. No claim has ever been made by an authority in a jurisdiction where Company does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction.

(b) Except as set forth on Schedule 3.17(b), Company has fully and timely paid Taxes required to have been paid by Company for all taxable periods through and including the Closing Date, except for such Taxes, if any, as are being contested in good faith.

(c) Company has given or otherwise made available to Purchaser true, correct and complete copies of all Tax Returns filed by the Company on or after June 30, 2002, examination reports and statements of deficiencies issued by any Taxing Authority with respect to any of Company’s past three (3) years.

(d) Company has made all required estimated Tax payments sufficient to avoid any underpayment penalties with respect to Taxes required to be paid by it.

(e) None of the Stockholders is a “foreign person” within the meaning of Section 1445 of the Code.

(f) Except as set forth on Schedule 3.17(f), the Company and each Affiliate of Company is not now and has not at any time been a member of any Affiliated Group required to join in the filing of consolidated federal income Tax Returns, or otherwise joined in the filing other Tax Returns on a consolidated, combined or unitary group basis.

(g) Company is not a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreements”), and does not have, by contract or otherwise, any liability for Taxes of any Person as a transferee or successor.

(h) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from or payable by Company for any taxable period and no written or other request for any such waiver or extension is currently pending.

(i) No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Law has been entered into by or on behalf of Company which would have binding effect on Company for any taxable year ending after the Closing Date.

(j) Except as set forth in Schedule 3.17(j), (i) no audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes due from Company, (ii) Company has not received any written notification that such an audit or proceeding may be commenced, with respect to any Taxes due from Company, (iii) to the Knowledge of the Company, there is no proceeding referred to in (i) or (ii) above based upon personal contact with any agent of a Taxing Authority with any employee or representative of the Company, and (iv) all deficiencies for Taxes asserted or assessed against Company have been fully and timely paid, or otherwise settled with the relevant Taxing Authority, or are properly reflected in the Financial Statements.

(k) Company has not made a change in method of accounting and has not agreed to and is not required to make a change in method of accounting in its Tax Returns that would require Company to make any adjustment to its computation of income pursuant to Section 481(a) of the Code (or any predecessor provision), there is no application pending with any Taxing Authority requesting permission for any such change in any accounting method of the Company and no Governmental Authority has proposed in writing any such adjustment or change in accounting method and, to the Knowledge of the Company, there has been no oral proposal based upon personal contact of any agent of a Governmental Authority with any employee or representative of the Company.

(l) Company has withheld from its employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in all respects required to have been withheld or paid over for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in all respects with all Tax information reporting provisions of all applicable Laws. Except as set forth in Schedule 3.17(l), Company is not, nor has it received any notice that it is, in violation (or with notice will be in violation) of any applicable Law relating to the payment or withholding of Taxes.

(m) There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company by reason of Section 280G of the Code.

(n) Company has not filed a consent under Section 341(f) of the Code.

(o) Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified Section 897(c)(1)(A)(ii) of the Code.

(p) There are no Liens for Taxes upon the assets or properties of Company, except for statutory Liens for current Taxes not yet due, and Company has no Knowledge of any claim relating to Taxes that, if adversely determined, would result in any Lien on any of the assets or properties of Company.

(q) Company has not entered into a transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of state, local or foreign Law.

(r) No property owned by Company (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(s) Company does not owe any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(t) Any adjustment of Taxes of Company made by a Taxing Authority, which is required to be reported to another Taxing Authority, has been so reported.

(u) The unpaid Taxes of Company did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet, and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company in filing their Tax Returns. Since the date of the most recent balance sheet, Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(v) Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period as a result of an open transaction disposition made on or prior to the Closing Date, or received a prepaid amount received on or prior to the Closing Date.

(w) Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

3.18 Insolvency Proceedings. Neither Company, nor any of the Company Common Stock or the Assets is the subject of any pending, rendered or threatened insolvency proceedings of any character. Neither Company nor to Company’s Knowledge any Principal Stockholder has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings. Neither Company nor to Company’s Knowledge any Principal Stockholder is insolvent and none will become insolvent as a result of entering into this Agreement.

3.19 Employee Benefit Plans; ERISA.

(a) Set forth on Schedule 3.19(a) is a true and complete list of each deferred compensation, executive compensation, incentive compensation, stock purchase or other stock-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including, without limitation, each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by Company for the benefit of any employee or terminated employee of Company, or with respect to which Company has any liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not (collectively, the “Benefit Plans”).

(b) With respect to each Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles on the Financial Statements. Company is not and has not in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does Company have any liability with respect to any collectively-bargained for plans subject to the provisions of ERISA.

(c) Each Benefit Plan is in compliance with all applicable Laws, including, without limitation, ERISA and the Code. Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has, except as disclosed on Schedule 3.19(c), been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable determination letter) during the period from its adoption to the Closing Date and (ii) its related trust has, except as disclosed on Schedule 3.19(c), been determined to be exempt from taxation under Code Section 501(a) or Company has, except as disclosed on Schedule 3.19(c), requested an initial favorable IRS determination of qualification and/or exemption. Company has no Knowledge of any fact which would adversely affect the qualified status of such Benefit Plans or the exempt status of such trusts, and except as disclosed on Schedule 3.19(c), Company has received a favorable IRS determination as to the qualified status of each such Benefit Plan after January 1, 2002. The preceding sentence does not apply to any deferred compensation plan or incentive compensation plan, which are not intended to be and are not “qualified” plans.

(d) With respect to each Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of Company, Company has delivered or made available to Purchaser accurate and complete copies, if applicable, of: (i) all Benefit Plan texts and agreements and related trust agreements or annuity contracts; (ii) all employee communications (including all summary plan descriptions and material modifications thereto); (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter received from the IRS; (vi) the most recent actuarial valuation; and (vii) all communications with any Governmental Authority.

(e) With respect to each Benefit Plan: (i) such Benefit Plan has been administered and enforced in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no dispute is pending, or to the Knowledge of Company, threatened; (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made as required under ERISA or have been fully accrued on the Financial Statements.

(f) No Benefit Plan is a “defined benefit plan” (as defined in Code Section 414(j)), a “multiemployer plan” (as defined in ERISA Section 3(37)) or a “multiple employer plan” (as described in Code Section 413(c)) or is otherwise subject to Title IV of ERISA or Code Section 412. No Benefit Plan will become a multiple employer plan with respect to Company immediately after the Closing Date. The Company does not maintain or contribute to or in any way directly or indirectly have any liability (whether contingent or otherwise) with respect to any “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(g) There is no arrangement under any Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Code Section 280(G) or 162(m) would not be deductible by Company.

(h) With respect to each Benefit Plan which is a “welfare plan” (as described in ERISA Section 3(1)): (i) no such plan provides medical or death benefits with respect to current or former employees of Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan.

(i) Except as disclosed on Schedule 3.19(i), the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Code section 280G(b)(1); or (iv) constitute or involve a prohibited transaction (as defined in ERISA Section 406 or Code Section 4975), or constitute or involve a breach of fiduciary responsibility within the meaning of ERISA section 502(l) or otherwise violate Part 4 of Subtitle B of Title I of ERISA.

(j) Except as listed on Schedule 3.19(j), for each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, Company has either (i) received a favorable determination letter (a “GUST Determination Letter”) from the IRS that takes into account any change required to be made to such Benefit Plan in order to comply with the requirements of Section 401(a) of the Code, as amended by the (A) Retirement Protection Act of 1994, enacted as part of the Uruguay Round Agreements Act, (B) the Uniform Services Employment and Reemployment Rights Act of 1994, (C) Small Business Job Protection Act of 1996, (D) Taxpayer Relief Act of 1997, (E) Transportation Revenue Act of 1998, (F) Internal Revenue Service Restructuring and Reform Act of 1998, and (G) Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”) or (ii) timely filed an application for determination with the IRS requesting a determination that such Benefit Plan meets the requirements of Section 401(a) of the Code, as amended by GUST, and that an any trust established in connection with the Benefit Plan is exempt from federal income taxation of Section 501(a) of the Code (hereinafter referred to as a “GUST Application for Determination”). Except with respect to any Benefit Plan listed on Schedule 3.19(j), the Company has provided or made available the Purchaser with a true and complete copy of each GUST Determination Letter or GUST Application for Determination received or filed by Company with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code.

(k) Except as set forth on Schedule 3.19(c), no Benefit Plan exists that, as a result of the transaction contemplated by this Agreement, could result in the payment to any current or former employee or director of Company of any money or other property or could result in the acceleration or provision of any other rights or benefits to any current or former employee or director of Company, whether or not such payment, right or benefit would constitute a parachute payment within the meaning of Code Section 280G.

(l) Except to the extent required by Code Section 4980B, Company provides no health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(m) Except as set forth on Schedule 3.19(m), all Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any liability to Buyer for any additional contributions, penalties, premiums, fees, fines, excess taxes or any other charges or liabilities.

(n) ESOP.

(i) The ESOP was validly authorized and established in accordance with all applicable laws, regulations, and rulings. The trust holding the assets of the ESOP is a trust duly formed in accordance with the laws of the State of California, and is validly existing under the laws of the State of California (the “Trust”). Joe Harris has been duly appointed to serve as the trustee of the ESOP (“ESOP Trustee”).

(ii) The ESOP is now and has been at all times since its inception, in form, an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA, which, in form, qualifies under Section 401(a) of the Code. The ESOP is now and has at all times since inception been, qualified under Sections 401(a) and 501(a) of the Code. The shares of Company Common Stock held by the ESOP constitute “employer securities,” as defined in Section 409(1) of the Code, and “qualifying employer securities”, as defined in Section 407(d)(5) of ERISA.

(iii) The ESOP complies, and has been administered and operated in compliance, in all respects in accordance with its terms and all provisions of applicable Law. All amendments and actions required to bring the ESOP into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable laws have been made or taken except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing Date and as disclosed on Schedule 3.19(c). No individual who has performed services for the Company has been improperly excluded from participation in the ESOP. The ESOP complies in all respects with Section 409(p) of the Code and, as of the Closing Date, neither the Company nor any participant in the ESOP is or may be subject to liability by reason of Section 4979A of the Code.

(iv) Neither the Company nor any “party in interest” or disqualified person” with respect to the Benefit Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any ESOP. The consummation of the transactions contemplated by this Agreement and the other Transaction Documents do not constitute transactions which would subject any such party, to either a civil penalty assessed pursuant to part 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

(v) There is no existing indebtedness of the ESOP or Company relating to the ESOP, except as set forth on Schedule 3.19(n)(5).

(vi) Schedule 3.19(n)(6) sets forth any documents that provide for indemnification of the fiduciaries of the ESOP or such fiduciaries’ financial advisors in connection with any prior transactions involving the ESOP or the Code.

(vii) Schedule 3.19(n)(7) contains a list of all participants in the ESOP (including active employees, former employees, beneficiaries of deceased participants and alternate payees), and the number of shares of Company Common Stock allocated to each participant’s accounts under the ESOP. As of the Closing Date, all shares of stock held by the ESOP are allocated to participants’ accounts.

(viii) Company may amend or terminate the ESOP at any time by means of a corporate resolution. The Trust agreement with the ESOP Trustee and all other service agreements relating to the ESOP likewise can be amended or terminated by the Company.

3.20 Insurance.

(a) Schedule 3.20(a) lists all insurance policies (by policy number, insurer, location of property insured, annual premium, premium payment dates and expiration date held by Company relating to the Assets and the business, properties and employees of Company, copies of which have been provided to Purchaser. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect as of the Closing and (ii) assuming the Company renews any expiring policy, pays any renewal fees and complies with the terms of the policy, will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby. Company is not in default with respect to its obligations under any insurance policy, nor has the Company been denied insurance coverage. Company does not have any self-insurance or co-insurance programs. In the three (3) year period ending on the Closing Date, Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course of Business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy, or requiring or suggesting material alteration of any of Company’s assets, purchase of additional equipment or material modification of any of Company’s methods of doing business. Company has not made any claim against an insurance policy as to which the insurer is denying coverage.

(b) Schedule 3.20(b) identifies each insurance claim made by the Company since January 1, 2001. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for any such insurance claim.

3.21 Environmental Matters.

(a) There are no investigations, inquiries, administrative proceedings, actions, suits, claims, legal proceedings or other proceedings pending or, to the Knowledge of Company, threatened against any of Company or the Principal Stockholders under or relating to Environmental Laws including without limitation those that involve or relate to Environmental Conditions, Environmental Noncompliance or the release, use, disposal or arranging for disposal of any Hazardous Materials on or from any real property constituting or connected with the Leased Premises or any other real property or facility formerly owned, leased or used by Company.

(b) There are no Hazardous Materials that have been released or are being stored by the Company or to the Knowledge of Company or the Principal Stockholders, are otherwise present on, under or about any real property constituting or connected with the Leased Premises, and Hazardous Materials have not been released or stored by the Company or are not otherwise present because of any act of omission of the Company under or about any real property formerly owned, leased or operated by Company. Each of the Leased Premises, during the period it was leased by Company, has been maintained in, and Company is and has at all prior times otherwise been in, compliance with all applicable Environmental Laws.

(c) Company has not disposed of, or arranged to dispose of, Hazardous Materials in a manner or to a location that could reasonably be expected to result in liability to Company under or relating to Environmental Laws. Company has no environmental audits, reports or other material environmental documents relating to Company’s past or current properties, facilities or operations.

(d) Except as set forth in Schedule 3.21, Company has not assumed, contractually or by operation of Law, any liabilities or obligations under any Environmental Laws.

3.22 Real Estate.

(a) Leased Premises. Schedule 3.22 contains a complete and accurate list of all premises leased by Company for the operation of Company’s business (the “Leased Premises”), and of all leases related thereto (collectively, the “Leases”). Company has delivered or made available to the Purchaser a true and complete copy of each of the Leases, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(b) Leases Binding. The Leases (i) are valid, binding and enforceable in accordance with their terms as to the Company and to the Knowledge of the Company, as to the other parties thereto, and are in full force and effect; (ii) no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder on the part of Company; and (iii) Company has no Knowledge of the occurrence of any event of default which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party. The current annual rent and term under each Lease are as set forth on Schedule 3.22. Schedule 3.22 separately identifies all Leases for which consents or waivers must be obtained on or prior to the Closing Date (or which have been obtained) in order for such Leases to continue in effect according to their terms after the Closing Date. Company has not waived any rights under any Lease which would be in effect on or after the Closing Date. No event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the other party to any Lease with Company to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of Company under any Lease.

(c) Improvements and Fixtures. The Improvements are (i) structurally sound with no known defects; (ii) in good operating condition and repair, subject to ordinary wear and tear; (iii) not in need of maintenance or repair except for ordinary routine maintenance and repair; and (iv) in conformity with all applicable Laws relating thereto currently in effect. All of the Improvements on the Leased Premises are located entirely on such Leased Premises.

(d) Owned Property. Company does not own any real property or any interest in real property.

3.23 No Other Agreement To Sell. Neither Company nor any Principal Stockholders has any legal obligation, absolute or contingent, to any other Person to sell, encumber or otherwise transfer Company, the Company Common Stock, the Assets or Company’s business (in whole or in part), or effect any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving Company, or to enter into any agreement with respect thereto.

3.24 Transactions with Certain Persons. Except as set forth on Schedule 3.24(a), no officer or director of Company, no Principal Stockholder nor any member of any such individual’s immediate family (whether directly or indirectly through an Affiliate of such Person) is presently, or within the past three (3) years has been, a party to any transaction with Company, including without limitation, any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of Company); (b) providing for the rental of real or personal property from; or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of Company in the Ordinary Course of Business) any such individual or any corporation, partnership, trust or other entity in which any such individual has an interest as a shareholder, officer, director, trustee or partner. Other than Contracts listed on Schedule 3.24(a), Company does not have outstanding any Contract or other arrangement or commitment with any Principal Stockholder or any director, officer, employee, trustee or beneficiary of Company or any Principal Stockholder. Except as set forth on Schedule 3.24(a), the assets of Company do not include any receivable or other obligation from any Stockholder or any director, officer, employee, trustee or beneficiary of Company and the liabilities of Company do not include any payable or other obligation or commitment to any such Person. Schedule 3.24(b) identifies all Contracts, arrangements or commitments set forth on Schedule 3.24(a) that cannot be terminated upon 60 days notice by Company.

3.25 Disclosure. No representations or warranties by Company in this Agreement (including, without limitation, the Disclosure Schedules hereto), the Transaction Documents or in any document, exhibit, statement, certificate or schedule which is furnished or to be furnished by Company pursuant to Section 9 in connection with the Closing of the transactions herein contemplated, (i) contains or will contain any untrue statement of a material fact, or (ii) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Disclosure Schedules hereto and the other Transaction Documents, any fact necessary to make the statements or facts contained therein not misleading. There is no fact which the Company has not disclosed to the Purchaser, which could reasonably be expected to have a Material Adverse Effect.

3.26 No Affiliates. Except for Stockholders or as set forth on Schedule 3.26, Company does not have any Affiliates, does not own any capital stock or other equity securities of or any debt interest in any other Person and does not have any other type of ownership interest in any other Person. Schedule 3.26 shall set forth the names, addresses, officers, directors, co-owners, relationship with the Company, and type and percentage of capital stock or other equity securities of or any debt interest in any Affiliate owned by the Company.

3.27 Employees and Contractors.

(a) Employees. Schedule 3.27(a) hereto sets forth a complete and accurate list of all employees of Company as of the Closing Date showing for each as of the Closing Date the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of Company) and also showing any bonus, commission or other remuneration other than salary paid during Company’s fiscal year ending June 30, 2004. Except as set forth on Schedule 3.27(a), none of such employees is a party to a written employment agreement or contract with Company and each is employed “at will.” Except as set forth in Schedule 3.27(a), each such employee has entered into Company’s standard form of employee non-disclosure or other agreement with Company, a copy of which shall be attached to Schedule 3.27(a).

(b) Contractors. Schedule 3.27(b) contains a list of all independent contractors (including consultants but excluding subcontractors) currently engaged by Company, along with the position, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 3.27(b), none of such independent contractors is a party to a written agreement or contract with the Company. Each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with Company, a copy of which has been previously delivered to the Purchaser. For the purposes of applicable Law, including without limitation the Code, all independent contractors who are, or within the last six (6) years have been, engaged by the Company are bona fide independent contractors and not employees of the Company except as noted on Schedule 3.27(b), each independent contractor is terminable on not less than thirty days notice, without any obligation to pay severance or a termination fee.

3.28 Organizational Conflicts of Interest. To the Knowledge of Company, in the past six (6) years Company has not had access to non-public information nor provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, nor prepared specifications or statements of work, nor engaged in any other conduct that would create in any Government Contract, or with regard to any acquisition by any Governmental Authority, an Organizational Conflict of Interest, as defined in FAR 9.501. Schedule 3.28 lists all conflict of interest provisions to which the Company is bound.

3.29 Government Audits. Except as set forth on Schedule 3.29, and except for contract audits of a routine nature, which routine audits would not be reasonably expected to have a Material Adverse Effect on Company, Company has not received any official notice that it is or was being specifically audited or investigated by any Governmental Authority, nor, to the Knowledge of Company, has such audit or investigation been threatened.

3.30 Labor Relations. Except as disclosed on Schedule 3.30, Company is not a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Company and except as disclosed on Schedule 3.30, Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Except as set forth in Schedule 3.30, Company is in compliance with all Laws relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions. Schedule 3.30 sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between Company and Persons employed by or providing services to Company. To the Knowledge of Company, no officer or employee of Company has any current plan to terminate his or her employment with Company.

3.31 Board and Stockholder Approval. The Board of Directors of Company has determined that the transactions contemplated by this Agreement are in the best interests of Company and its stockholders and has adopted in the Directors Authorizing Resolution a resolution to such effect which authorized the Company to enter into this Agreement and the Transaction Documents. Company has provided Purchaser with true and correct copies of all such board of directors proceedings relating to this Agreement and the transactions contemplated hereby, which shall be in full force and effect as of the Closing Date. The Principal Stockholders of Company have adopted a resolution in the Stockholders Authorizing Resolution authorizing the Company to enter into this Agreement and the Transaction Documents. Company has provided Purchaser with true and correct copies of all such stockholder proceedings relating to this Agreement and the transactions contemplated hereby, which shall be in full force and effect as of the Closing Date. The Company has prior to the Closing Date caused a copy of such Stockholders Authorizing Resolution to be delivered to all Stockholders, including the participants of the ESOP, together with an information statement in the form attached hereto as Exhibit L (the “Information Statement”) thereby soliciting Stockholder adoption and approval of this Agreement. In addition, the Company has provided Purchaser with true and correct copies of an agreement and knowledge certificate in the form attached hereto as Exhibit M (the “Principal Stockholders Agreement and Knowledge Certificate”) executed by each of the Principal Stockholders, wherein, among other things, each Principal Stockholder will represent and warrant with respect to the matters covered by that certain Certificate of Capitalization (the “Certificate of Capitalization”), a copy of which is attached as Exhibit Q.

3.32 Brokers. Except as set forth in Schedule 3.32, no broker, finder or investment banker or other Person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Principal Stockholder.

3.33 Government Contracts.

(a) (i) Schedule 3.33(a)(i) lists all current Government Contracts, and with respect to each such listed Government Contract, Schedule 3.33(a)(i) accurately lists: (A) the contract name; (B) the award date; (C) the customer; (D) the contract end date; and (E) as applicable, whether the current Government Contract is premised on Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Attached to Schedule 3.33(a)(i) is the “contract data sheet” for each current Government Contract listed on

Schedule 3.33(a)(i) for which Company is the prime contractor. As used herein the term “Current Government Contracts” means any Government Contract for which the Government Contract has not been closed out and for which final payment has not yet been made.

(ii) Schedule 3.32(a)(i) lists all Task Orders related to products or services that have not been completed by Company, and in each instance references the Government Contract to which each such Task Order relates.

(iii) Schedule 3.33(a)(iii) lists all Government Bids, including Task Order bids, offers or quotations under current Government Contracts submitted by Company and for which no award has been made thirty (30) days or more prior to the Closing Date, and with respect to each such Government Bid, Schedule 3.33(a)(iii) accurately lists: (A) the customer agency and title; (B) the request for proposal (RFP) number or, if such Government Bid is for a Task Order under a prime contract, the applicable prime contract number, (C) the date of proposal submission; (D) the expected award date, if known; (E) the estimated period of performance; (F) the estimated value based on the proposal, if any; and (G) except for Government Bids for Task Orders, whether such Government Bid is premised on the Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Company has delivered to Purchaser true and complete copies of all Government Contracts (except for Task Orders pursuant to such Government Contracts) and of all Government Bids and provided access to Purchaser to true and correct copies of all material documentation related thereto requested by Purchaser. Company has made no representation with regard to the amount or likelihood of any awards under such Government Bids.

(b) Except as set forth on Schedule 3.33(b), (i) Company has not received written notification of cost, schedule, technical or quality problems (or any other adverse contract formation or administration issue, including defaults or disputes) that could reasonably result in claims against Company (or successors in interest) or an adverse past performance determination by a Governmental Authority, a prime contractor or a higher-tier subcontractor; (ii) there are no Government Contracts pursuant to which Company is, to the Knowledge of Company, reasonably likely in the near future to experience cost, schedule, technical or quality problems (or any other adverse contract formation or administration issue, including defaults or disputes) that could reasonably result in claims or an adverse past performance determination against Company (or successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor; (iii) to the Knowledge of Company, all of the Government Contracts were legally and properly awarded, are binding on the parties thereto, and are in full force and effect; (iv) except for Task Orders, the Government Contracts are not currently the subject of bid or award protest proceedings, and, to the Knowledge of Company, no such Government Contracts are reasonably likely to become the subject of bid or award protest proceedings; and (v) no Person has notified Company that any Governmental Authority intends to seek Company’s agreement to lower rates under any of the Government Contracts or Government Bids, including but not limited to any Task Order issued thereunder.

(c) Except as set forth on Schedule 3.33(c) since December 31, 1998, (i) the Company has complied with all material terms and conditions of each Government Contract and Government Bid to which it is a party; (ii) Company has complied, in all material respects, with all statutory and regulatory requirements, including but not limited to the Service Contract Act, the Contract Disputes Act, the Procurement Integrity Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulation (“FAR”) and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Government Contracts and Government Bids, (iii) the representations, certifications, and warranties made by Company with respect to the Government Contracts or Government Bids were accurate in all material respects as of their effective date, and Company has complied with all such certifications in all material respects; (iv) no termination for default, cure notice or show cause notice has been issued and remains unresolved with respect to any Government Contract or Government Bid, and, to the Knowledge of Company, and no event, condition or omission has occurred or exists that would constitute grounds for such action; (v) no past performance evaluation received by Company with respect to any such Government Contract has set forth a default or other material failure to perform thereunder or termination thereof; and (vi) to the Knowledge of Company, no money due to Company pertaining to any Government Contract or Government Bid has been withheld or set-off, or is reasonably likely to be withheld or set-off.

(d) Except as set forth in Schedule 3.33(d), with respect to the Government Contracts, no Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified Company of any actual or, to the Knowledge of Company, alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification that could reasonably be expected to materially affect payments under Government Contracts or adversely affect the award of Government Contracts (whether pursuant to a Government Bid or otherwise) to Company in the future.

(e) Company has not taken any action and is not a party to any litigation that could reasonably be expected to give rise to (i) liability under the False Claims Act or any other law barring fraud in procurement, (ii) a claim for price adjustment under the Truth in Negotiations Act, or (iii) any other request for a reduction in the price of any Government Contract, including but not limited to claims based on actual or alleged defective pricing. To the Knowledge of Company, there exists no basis for a claim of any material liability of Company by any Governmental Authority as a result of defective cost and pricing data submitted to any Governmental Authority. Company is not participating in any pending claim and, to the Knowledge of Company, has no interest in any potential claim under the Contract Disputes Act (or otherwise) against the United States Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.

(f) Except as set forth on Schedule 3.33(f), (i) Company has not received any written or, to the Knowledge of Company, any oral, show cause, cure, default or similar notice relating to any Government Contracts; (ii) no Government Contract has been terminated for default in the past three (3) years; and (iii) Company has not received any written or, to the Knowledge of Company, any oral, notice during the past three (3) years terminating any Government Contract for convenience or indicating an intent to terminate any Government Contract for convenience.

(g) Except as set forth on Schedule 3.33(g) since December 31, 1998, Company has not received any written, or, to the Knowledge of Company, oral, notice of any outstanding claims or contract disputes to which Company is a party (i) relating to the

Government Contracts or Government Bids and involving either a Governmental Authority, any prime contractor, any higher-tier subcontractor, vendor or any third party; or (ii) relating to the Government Contracts under the Contract Disputes Act or any other federal statute.

(h) Neither Company nor to the Knowledge of Company any Principal Stockholder has ever been and is not now, suspended, debarred or proposed for suspension or debarment under the FAR or under any analogous Laws of any Governmental Authority. No suspension or debarment actions with respect to Government Contracts have been commenced, or to the Knowledge of Company, threatened against Company or any of its officers or employees. To the Knowledge of Company, there is no valid basis for the Company’s or a Principal Stockholder’s suspension or debarment from bidding on contracts or subcontracts for or with any Governmental Authority.

(i) Except as set forth on Schedule 3.33(j), since December 31, 1998, (i) Company has not undergone and is not undergoing any audit, inspection, survey or examination of records by any Governmental Authority including without limitation the General Accounting Office, the DCAA, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract or the Department of Justice (including any United States Attorney) relating to any Government Contract, (ii) the Company has not received written notice of, and to the Knowledge of Company, the Company has not undergone any investigation or review relating to any Government Contract, and (iii) to the Knowledge of Company, no such audit, review, inspection, investigation, survey or examination of records is threatened by any Governmental Authority. Company has not received any written notice that any audit, review, inspection, investigation, survey or examination of records described in Schedule 3.33(j), has revealed any fact, occurrence or practice which could reasonably be expected to have a Material Adverse Effect on Company.

(j) During the last five (5) years, Company has not made any voluntary disclosure in writing to any Governmental Authority with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(k) Company has not received any written notice that any, and to the Knowledge of Company, none of Company’s Stockholders, directors, officers, employees, consultants, agents or representatives is (or during the last five (5) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of Company. Company has not received written notice of any, and to the Knowledge of Company, there is no, pending investigation of any Stockholder, director, officer, employee, consultant, agent or representative of Company, nor within the last five (5) years has there been any audit or investigation of Company or any Stockholder, director, officer, employee, consultant, agent or representative of Company relating to the business of Company resulting in a material adverse finding with respect to any material alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid.

(l) All indirect and general and administrative (G&A) expense rates are being billed consistent with Defense Contract Audit Agency-approved rates or provisional rates.

(m) To the Knowledge of Company, Company is in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof.

(n) Except as set forth on Schedule 3.33(o), to the Knowledge of Company, there are no events or omissions that would reasonably be expected to result in (i) a material claim against Company by a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid, or (ii) a material dispute between Company and a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid.

(o) Since December 31, 1998 Company has undertaken no internal audit of any events or omissions that, at the time of the audit, Company reasonably expected to have a Material Adverse Effect on performance of a Government Contract or Government Bid or a Material Adverse Effect on Company as a whole. To the Knowledge of Company, (i) all Government Bids listed on Schedule 3.33(a) were submitted in the Ordinary Course of Business of Company, (ii) all Government Bids listed on Schedule 3.33(a) were based on assumptions believed by the management of Company to be reasonable, and (iii) Company reasonably believes all Government Bids listed on Schedule 3.33(a) are capable of performance by Company in accordance with the terms and conditions of such Government Bid without a total program loss (calculated in accordance with Company’s accounting principles consistently applied).

(p) Except as set forth on Schedule 3.33(q), to the Knowledge of Company, no Government Contract has incurred or currently projects losses or cost overruns in an amount exceeding $25,000. No payment has been made and nothing of value has been given by Company or, to the Knowledge of Company, by a Person acting on Company’s behalf, to any Person (other than to any bona fide employee or agent of Company, as defined in subpart 3.4 of the FAR) which is or was improperly contingent upon the award of any Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Laws.

(q) Except as set forth on Schedule 3.33(r), Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any payment or account receivable relating thereto, whether a security interest or otherwise.

(r) Except as set forth on Schedule 3.33(s), Company has reached agreement with the cognizant government audit agency approving and “closing” all indirect costs charged to Government Contracts for the years prior to June 30, 2003, and those years are closed.

(s) As of the Closing Date, no personal property, equipment or fixtures were loaned, bailed or otherwise furnished to Company by or on behalf of any Governmental Authority and the Company has complied with all government furnished property obligations to which the Company is bound.

(t) Company certifies that (i) no written claims, or, to the Knowledge of Company, claims threatened in writing, exist against Company with respect to warranties or guarantees contained in Government Contracts on products or services provided by Company; (ii) no such claims of a material nature have been made against Company in the past five (5) years; (iii) to the Knowledge of Company, no amendment has been made to any warranty or guarantee contained in any Government Contract that would reasonably be expected to result in a Material Adverse Effect on Company; and (iv) to the Knowledge of Company, Company has not taken any action which would reasonably be expected to give any Person a right to make a claim under any warranty or guarantee contained in any Government Contract.

(u) Except to the extent prohibited by applicable Law, Schedule 3.33(u) sets forth all material facility security clearances held by Company.

(v) The responses by the United States Government Authority to the questions regarding each of the Dark Contracts and the Company’s performance under each such Dark Contract attached hereto as Exhibit N (the “Dark Contract Responses”) are true, correct and complete. Each of the Dark Contracts and the Company’s performance under each such Dark Contract complies fully with all applicable Laws and with all of the terms and conditions of each such Dark Contract. To the Company’s Knowledge, there is no reason to expect in accordance with applicable security guidelines or otherwise that the follow on Government Contracts to the Dark Contracts will not be awarded to the Company.

3.34 Defense Articles, Defense Services and Technical Data. The Company is registered with the Department of State pursuant to 22 Code of Federal Regulations Section 122.1 and is eligible to manufacture

“defense articles,” export “defense articles,” and furnish “defense services” or “technical data” to foreign nationals in the United States or abroad, as those terms are defined in 22 Code of Federal Regulations Sections 120.6, 120.9 and 120.10, respectively. In addition, Company is in compliance with all United States import and export laws and regulations, including, without limitation, those specified in the International Traffic in Arms Regulations (ITAR), and Export Administration Regulations (EAR). Except as set forth on Schedule 3.34, Company has not, within the last five (5) years, violated any United States import or export laws or regulations, or been the subject of an investigation or other inquiry or subject to civil or criminal penalties imposed by a United States Government Authority, or made a voluntary disclosure with respect to violations or alleged violations of said laws.

3.35 Bank Accounts. Schedule 3.35 lists the names and locations of all banks and other financial institutions with which Company maintains an account (or at which an account is maintained to which Company has access as to which deposits are made on behalf of Company), in each case listing the type of account, the account number therefor, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by Company.

3.36 Suppliers and Customers. Schedule 3.36 lists, by dollar volume paid for the twelve (12) months ended on December 31, 2004, the ten (10) largest suppliers of goods or services and the ten (10) largest customers of Company. The relationships of Company with such suppliers and customers are good commercial working relationships and (a) no Person listed on Schedule 3.36 within the last twelve (12) months has to the Knowledge of Company threatened to cancel or otherwise terminate, or to the Knowledge of Company, intends to cancel or otherwise terminate, any relationships of such Person with Company, (b) no such Person has during the last twelve (12) months decreased materially or threatened to decrease or limit materially, or to the Knowledge of Company, intends to modify materially its relationships with Company or intends to decrease or limit materially its services or supplies to Company or its usage or purchase of the services or products of Company and (c) to the Knowledge of Company, the acquisition by the Purchaser of the Company Common Stock and the consummation of the transactions contemplated in this Agreement and the other Transaction Documents will not affect the relationship of Company with any supplier or customer listed on Schedule 3.36; provided, however, that Company makes no representation, warranty or covenant that any suppliers or customers of Company, including those suppliers and customers listed on Schedule 3.36, will continue their relationship with the Surviving Corporation after the Closing on substantially the same basis or at substantially the same levels as before the Closing.

3.37 Events Subsequent to Most Recent Fiscal Year End. Except as set forth on Schedule 3.37, since June 25, 2004, there has not been any change in the business, financial condition, operations, results of operations, assets, customer, supplier or employee relations or future prospects of Company (other than changes in general economic conditions) which has had, or is reasonably likely to have, a Material Adverse Effect on Company or its business as presently conducted. Without limiting the generality of the foregoing, since that date:

(a) Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business, other than in its Ordinary Course of Business;

(b) Company has not entered into any material agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) other than in the Ordinary Course of Business;

(c) no party (including Company) has accelerated, terminated, made material modifications to, or cancelled any material agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which Company is a party or by which it is bound nor, to the Knowledge of Company, threatened any of the foregoing actions;

(d) except for the Permitted Liens, Company has not caused or permitted any Lien to be imposed upon any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business;

(e) Company has not made any capital expenditure (or series of related capital expenditures) outside the Ordinary Course of Business;

(f) Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(g) Company has not outside the Ordinary Course of Business issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(h) Company has not incurred, created or otherwise become liable for any indebtedness and has not delayed or postponed the payment of accounts payable and other liabilities outside the Ordinary Course of Business;

(i) Company has not amended, cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business and has not accelerated collection of accounts receivable or delayed payment of accounts payable;

(j) Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property that is material, either individually or in the aggregate, to Company’s business;

(k) there has been no change made or authorized in the Articles of Incorporation or Bylaws of Company which have not been approved in writing by Purchaser;

(l) Company has not issued, sold, exchanged, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(m) except as disclosed in the Financial Statements and in Schedule 3.37 hereto, and except in relation to the Dean Settlement, Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock, or granted any Person any option or other right to acquire any shares of capital stock or other securities of Company, other than Options granted to employees and consultants of Company as reflected in Schedule 3.4 hereto;

(n) Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to property that is material, either individually or in the aggregate, to Company’s business;

(o) except in relation to the Dean Settlement, Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees other than in the Ordinary Course of Business;

(p) except as set forth on Schedule 3.37 hereto, Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(q) Company has not granted any increase in the compensation of any of its directors, officers or employees, other than standard increases in compensation pursuant to and in accordance with Company’s past practices;

(r) Company has not adopted, amended, modified, or terminated, in any material respect, any bonus, profit sharing, incentive, severance, employee benefit or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Benefit Plan);

(s) Company has not entered into or modified any retention, severance or incentive agreement related to the transactions contemplated by this Agreement;

(t) except as disclosed on Schedule 3.37, Company has not made any other material change in employment terms, compensation or benefits for any of its directors, officers and employees;

(u) Company has not changed any method or principle of accounting except to the extent required by GAAP or as advised by Company’s independent accountant;

(v) Company has not made any material Tax election, or except as disclosed on Schedule 3.37, settled any Tax liability (other than the payment of Taxes required on or before their due date); and

(w) Company has not committed to or agreed to undertake any of the foregoing.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB. Purchaser and Merger Sub represent and warrant to Company, the following matters, current as of the Closing Date except to the extent that a representation, warranty or Schedule expressly states that such representation or warranty, or information in such Schedule, is current only as of an earlier date:

4.1 Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause a Material Adverse Effect. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California.

4.2 Necessary Authority.

(a) Each of Purchaser and Merger Sub has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which they are a party, to perform their obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, performance and delivery of this Agreement and the other Transaction Documents to which they are a party by Purchaser and Merger Sub, and Purchaser’s and Merger Sub’s consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of each of Purchaser and Merger Sub, and no other corporate proceeding on the part of Purchaser or Merger Sub, or any Purchaser or Merger Sub stockholder votes, are necessary to authorize this Agreement or to consummate such transactions.

(b) Each of the execution and delivery of this Agreement by Purchaser and Merger Sub and the consummation of the transactions contemplated hereby constitutes the legal, valid and binding obligation of Purchaser and Merger Sub, respectively, enforceable against Purchaser and Merger Sub, respectively, in accordance with its terms and conditions, subject only to applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. The individual executing this Agreement on behalf of Purchaser and Merger Sub, respectively, has the full right, power and authority to execute and deliver this Agreement, and upon execution, no further action will be needed to make this Agreement valid and binding upon, and enforceable against, Purchaser and Merger Sub, respectively.

(c) Upon execution and delivery at the Closing by Purchaser and Merger Sub, each other Transaction Document to which Purchaser and Merger Sub are, or are specified to be, a party, will be duly and validly executed by each of Purchaser and Merger Sub and delivered to Company and the Stockholders Representative on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) Purchaser’s and Merger Sub’s legal, valid and binding obligation, enforceable against each in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

4.3 No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser and Merger Sub and the consummation of the transactions contemplated herein do not and will not (a) require Purchaser or Merger Sub, respectively, to obtain the consent or approval of, or make any filing with, any Person or public authority, except for consents and approval already obtained and notices or filings already made, (b) violate any Law, or (c) constitute or result in the breach of any provision of, or constitute a default under, or result in termination, acceleration or cancellation of, Purchaser’s or Merger Sub’s certificate of incorporation, bylaws, or any agreement, indenture or other instrument to which Purchaser or Merger Sub, respectively, is a party or by which it or its assets may be bound.

4.4 Brokers. No broker, finder or investment banker or other Person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or and Merger Sub.

4.5 Litigation; Compliance with Law. There is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule, order or investigation of any nature, pending, rendered or, to the Knowledge of Purchaser or Merger Sub, threatened, against Purchaser or and Merger Sub that reasonably could be expected to adversely affect Purchaser’s or and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

4.6 Investment Intent. Merger Sub is acquiring the Company Common Stock for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act.

4.7 Required Filings and Consents. The execution and delivery of this Agreement by Purchaser and Merger Sub do not, and the performance of this Agreement by Purchaser and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) under the Exchange Act, the Securities Act, any applicable state securities or “blue sky” Laws, the rules and regulations of the American Stock Exchange, and the filing and recordation of the Articles of Merger as required by the

CGCL and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.8 Ownership and Operation of Merger Sub. All of the outstanding capital stock of Merger Sub is owned directly by Purchaser. There are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Sub is a party of any character relating to the issued or unissued capital stock of Merger Sub or obligating Merger Sub to grant, issue or sell any equity interests of Merger Sub, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any equity interests of Merger Sub. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

5. ANCILLARY AGREEMENTS.

5.1 Non-Competition and Non-Disclosure Agreements. Certain of the Key Employees who are Stockholders, Frank Hewitt and Joe Harris, shall on or before the Closing, execute and deliver to Purchaser a Non-Competition and Non-Disclosure Agreement in the form of Exhibit C-1 and certain of the Key Employees who are Stockholders, Teresa Patterson, William Little, Jeffrey Frack, and Gifford Justice, shall on or before the Closing, execute and deliver to Purchaser a Non-Competition and Non-Disclosure Agreement in the form of Exhibit C-2 (collectively, the “Non-Competition Agreement(s)”). The parties agree that $25,000 of the Purchase Price will be allocated to each of the Non-Competition Agreements and will be paid by the Disbursement Agent to each Person signing such a Non-Competition Agreement.

5.2 Employee Agreements. Within thirty (30) days after Closing, Company shall deliver to Purchaser fully executed employee agreements in the form of Exhibit D (the “Employee Agreements”) from ninety percent (90%) of the employees of the Company, including one hundred percent (100%) of the Stockholders who are also employees of the Company.

5.3 Confidential Severance Agreements. Each of the Key Employees, on or before Closing, shall have executed confidential severance agreements in the form of Exhibit E (the “Confidential Severance Agreements”).

5.4 Option Exercise Agreements. Company covenants that as of the Closing Date, each Person holding any Option shall have either (i) exercised such Options effective immediately prior to the Effective Time for Company Common Stock and executed an option exercise agreement (the “Option Exercise Agreements”) in the form of Exhibit F, or (ii) such Option shall be deemed to be terminated in accordance with the terms of the Option Plan pursuant to the closing of the transaction contemplated by this Agreement. Each Person exercising such Options shall have either (i) paid the applicable exercise price therefore prior to the Effective Time or (ii) utilized a cashless exercise arrangement provided for in the Option Exercise Agreement.

5.5 Frack Modification Agreement. At or before Closing, Company shall cause to be delivered to Purchaser a fully executed agreement modifying the entitlement of Jeffrey Frack, in accordance with the terms and conditions of that certain Purchase and Sale Agreement made and entered into as of July 29, 2003 by and between Jeffrey Frack and the Company, to receive any additional Company Common Stock (the “Frack Modification Agreement”). The terms of the Frack Modification Agreement shall be specified by and satisfactory to Purchaser.

5.6 Cull Modification Agreement. At or before Closing, Company shall cause to be delivered to Purchaser a fully executed agreement modifying the terms and conditions of that certain Employment Agreement made and entered into as of May 6, 2004 by and between CC and the Company (the “Cull Modification Agreement”). The terms of the Cull Modification Agreement shall be specified by and satisfactory to Purchaser.

6. COVENANTS OF COMPANY, MERGER SUB AND PURCHASER. Following the Closing Date, Company, Merger Sub and Purchaser covenant as follows:

6.1 Mutual Covenants Regarding Confidentiality. Except as required by Law (including Purchaser’s obligations under the Exchange Act), Purchaser, Merger Sub, Company shall each keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information regarding the Purchaser, Merger Sub, Company, and negotiations preceding this Agreement other than to its Representatives, and each will use such information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return to the other, without retaining any copies thereof, any schedules, documents or other written information obtained from the other in connection with this Agreement and the transactions contemplated hereby and shall cause all of its Representatives to whom it may have disclosed such information to do the same. Company shall cause Principal Stockholders, from and after the Closing Date, to keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any Confidential Information and will not use such information for their own benefit or for the benefit of any other Person (other than Company, Merger Sub and Purchaser) and shall cause all of their Representatives to do the same. Notwithstanding the foregoing limitations, no party to this Agreement shall be required to keep confidential or return any information that (i) is known or available through other lawful sources not bound by a confidentiality agreement with the disclosing party; (ii) is or becomes publicly known or generally known in the industry through no fault of the receiving party or its agents; (iii) is developed by the receiving party independently of the disclosure by the disclosing party; (iv) is requested or required to be disclosed pursuant to Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange), provided the other parties are given reasonable prior notice or consent thereto; or (v) relates solely to the income tax aspects and consequences of the transactions contemplated by this Agreement.

6.2 Mutual Covenants Regarding No Inconsistent Action. None of Purchaser, Merger Sub, or Company shall take any action which is materially inconsistent with its obligations under this Agreement, that would cause any representation to be untrue or misleading, that would make it impossible or impracticable for a condition herein to be satisfied, or that would materially hinder or delay the consummation or consequences of the transactions contemplated by this Agreement.

6.3 Obligations to Employees. All obligations of the Company arising from any severance, retention or similar agreements entered into prior to the Closing shall either be paid by Company prior to Closing or be deemed to be current liabilities on the Estimated Closing Date Balance Sheet and for the purposes of determining Working Capital. Notwithstanding the immediately preceding sentence or any other provision of this Agreement, however, with respect to each benefit plan, program, practice, policy or arrangement maintained by Purchaser, Merger Sub, Company or a subsidiary of Purchaser, Merger Sub or Company in which employees of Company subsequently participate, for purposes of determining eligibility, vesting, and entitlement to benefits, including severance benefits and vacation entitlement, service with Company prior to the Effective Time shall be treated as service with Purchaser, Merger Sub, Company or a subsidiary of Purchaser, Merger Sub or Company, as applicable; provided, however, that such service shall not be recognized to the extent that such recognition would result in duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan. As of the Effective Time, Purchaser shall, or shall cause Merger Sub, Company or either’s subsidiary, as applicable, to credit employees of Company the amount of vacation time or personal time off that such employees had accrued under any applicable Company Benefit Plan as of the Effective Time, subject to the cap on vacation or personal time off accrual set forth in Purchaser’s vacation policy. Employees of Company shall be given credit for amounts paid under a similar Company Benefit Plan during the year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Purchaser Plan for the plan year in which the Effective Time occurs.

6.4 Mutual Covenants Regarding Further Action; Efforts.

(a) Each of the parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with Company and Purchaser as are necessary for the consummation of the transactions contemplated herein and each party and the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such action.

(b) In accordance with the terms and conditions of the Principal Stockholders Agreement and Knowledge Certificate, each of the Principal Stockholders has covenanted and agreed that he/she/it will, if he/she/it has not already done so in connection with the Stockholders Authorizing Resolution, in its capacity as a Stockholder and with the same effect as if such Principal Stockholder had so voted at a meeting of the Stockholders called for that purpose (and if such a meeting is called, each Principal Stockholder will agree that he/she/it will so vote), consent that the Company enter into this Agreement and consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement. Also in accordance with the terms and conditions of the Principal

Stockholders Agreement and Knowledge Certificate, each of the Principal Stockholders has, if he/she/it has not already done so in connection with the Stockholders Authorizing Resolution, signed a written consent in accordance with the CGCL and the foregoing sentence. The Company has taken, or if required in order to comply with this Section, will take, such action as is necessary under the CGCL to notify the other Stockholders of such consent and, if necessary, to duly call, convene and hold a meeting of the Stockholders for the purpose of voting upon this Agreement and the Merger. The Company’s Board of Directors has recommended approval and adoption of this Agreement by the holders of the Company Common Stock and has taken, or if required in order to comply with this Section, will take, all lawful action to solicit the approval of the holders of the Company Common Stock. The Company has prepared and delivered to the Stockholders the Information Statement relating to transactions contemplated by this Agreement in compliance with applicable law. The Company and/or the Stockholder Representative, as applicable, has exercised, or if required in order to comply with this Section, will exercise, any and all rights it has to drag-along Stockholders and holders of Options in the transactions contemplated by this Agreement. Company has taken, or if required in order to comply with this Section, will take, such action as is necessary under the CGCL to notify the other Stockholders of such consent and, if necessary, to duly call, convene and hold a meeting of the Stockholders for the purpose of voting upon this Agreement and the Merger.

(c) In accordance with the terms and conditions of the Principal Stockholders Agreement and Knowledge Certificate, at any meeting of the Stockholders, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders, each Principal Stockholder has agreed to vote or cause to be voted the Company Common Stock and any additional Company Common Stock acquired by the Principal Stockholder, and to not rescind any such vote, (i) in favor of approval of this Agreement and the Merger, and (ii) against any matter that could reasonably be expected to hinder, impede or delay the consummation of the Merger.

(d) In accordance with the terms and conditions of the Principal Stockholders Agreement and Knowledge Certificate, each Principal Stockholder has agreed not (i) to sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer by such Principal Stockholder of, any of the Company Shares or offer any interest in any thereof to any Person other than pursuant to the terms of the Merger, (ii) to enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Company Shares and agrees not to commit or agree to take any of the foregoing actions, or (iii) to take any action that would make any representation or warranty of such Principal Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Principal Stockholder from performing its obligations under this Agreement or the other Transaction Documents to which he or it is to be a party.

(e) Company and in accordance with the terms and conditions of the Principal Stockholders Agreement and Knowledge Certificate, each Principal Stockholder acknowledges that the terms of this Agreement and the actions of the parties hereto related to this Agreement may be considered material non-public information. Company and in accordance with the terms and conditions of the Principal Stockholders Agreement and Knowledge Certificate, each Principal Stockholder agrees that he/she/it will not (and shall cause those of their employees who have knowledge or become aware of the existence of this Agreement and/or the actions of the parties hereto related to this Agreement not to) purchase, sell, pledge, hypothecate or otherwise transfer, or grant or acquire any option or other right to purchase, any securities of Purchaser prior to the third business day after the public announcement by Purchaser of the Closing or the termination of this Agreement.

(f) In accordance with the terms and conditions of the Principal Stockholders Agreement and Knowledge Certificate, each Principal Stockholder has waived any applicable appraisal rights under the CGCL.

6.5 Indemnity. Purchaser and Merger Sub covenant and agree that they shall at all times cause the Surviving Corporation to be authorized and directed, pursuant to provisions of Surviving Corporation’s Bylaws and Articles of Incorporation, to provide indemnification of its agents (as defined in Section 317 of the California Corporations Code), including each officer and director of the Surviving Entity, to the fullest extent permissible under California law, subject only to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

6.6 Execution of Employee Agreements. In accordance with Section 5.2 above, the Company shall use commercially reasonable efforts up to and after the Closing to cause each of the Persons required by such Section 5.2 to enter into an Employee Agreement within thirty (30) days after the Closing.

7. CONDITIONS TO PURCHASER’S AND MERGER SUB’S OBLIGATIONS. The obligations of Purchaser and Merger Sub to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

7.1 Representations and Warranties. The representations and warranties of Company to Purchaser and Merger Sub contained herein (and in any certificates delivered by Company pursuant hereto) that are qualified by materiality (including, without limitation, by a Material Adverse Effect qualifier) will be true and correct as of the Closing Date and the representations and warranties of Company to Purchaser and Merger Sub contained herein (and in any certificates delivered by Company pursuant hereto) that are not so qualified by materiality (including, but not limited to, a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

7.2 Compliance with Covenants. All of the covenants to be complied with and performed by Company on or before the Closing Date shall have been duly complied with and performed.

7.3 Closing Documents. On the Closing Date, Company shall have delivered or caused to be delivered to Purchaser and Merger Sub the duly executed closing documents as specified in Section 9.1 hereof.

7.4 Receipt of Third Party Consents. For each of the Contracts (including Government Contracts) and Leases for which the consent, Permit, waiver or other approval of, or giving of notice to, a third party is required in order for such Contract or Lease, as the case may be, to continue in effect following the Closing on the same terms as in effect on the date hereof (including, without limitation, those listed on Schedule 3.7 or Schedule 3.22(b) hereto), Company shall have obtained all required consents, Permits, waivers or other approvals of, or have given any required notice to, any such third parties without modification of any material provision of any such Contract or Lease.

7.5 Governmental Consents, Approvals and Waivers. The parties shall have received any consents, Permits, approvals and waivers of any Governmental Authority required in order for the parties to consummate the transactions contemplated hereby.

7.6 Absence of Litigation. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority which, or action, claim, suit or proceeding shall be pending or threatened before any court, other Governmental Authority or arbitrator which if successful, would (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or segments of the business of Company, Purchaser, Merger Sub or any of their Affiliates, the right of Purchaser or Merger Sub following the Closing to own the Company Common Stock or the right of Purchaser, Merger Sub and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Purchaser if any such action, suit or proceeding was initiated by Purchaser.

7.7 Options. In accordance with Section 5.4 above, each of the holders of Options shall have either (i) exercised and either fully paid for their Options or utilized a cashless exercise arrangement provided for in the Option Exercise Agreement, or (ii) such Option shall be deemed to be terminated in accordance with the terms of the Option Plan pursuant to the closing of the transaction contemplated by this Agreement, such that there shall be no outstanding options, warrants or other rights to purchase Company Common Stock or other equity interests in Company.

7.8 Execution of Confidential Severance Agreements. In accordance with Section 5.3 above, each of the Key Employees required by such Section 5.3 to enter into a Confidential Severance Agreement shall have entered into such a Confidential Severance Agreement.

7.9 Execution of Non-Competition Agreements. In accordance with Section 5.1 above, each of the Persons required by such Section 5.1 to enter into a Non-Competition Agreement shall have entered into such a Non-Competition Agreement.

7.10 Execution of Escrow Agreement. The Stockholder Representative shall have each executed the Escrow Agreement with respect to the portions of the Purchase Price placed in the Escrow Account in the form of Exhibit A.

7.11 Execution of Disbursement Agent Agreement. The Disbursement Agent shall have each executed the Disbursement Agent Agreement in the form of Exhibit B.

7.12 Execution of Frack Modification Agreement. In accordance with Section 5.5 above, each of the Persons required by such Section 5.5 to enter into the Frack Modification Agreement shall have entered into such Frack Modification Agreement.

7.13 Execution of Cull Modification Agreement. In accordance with Section 5.6 above, each of the Persons required by such Section 5.6 to enter into the Cull Modification Agreement shall have entered into such Cull Modification Agreement.

7.14 Stockholder Communications. Purchaser shall have obtained and approved prior to mailing the Information Statement and the Principal Stockholders Agreement and Knowledge Certificate and the Principal Stockholders shall have each executed the Principal Stockholders Agreement and Knowledge Certificate, all as determined in the Purchaser’s reasonable discretion.

7.15 No Material Adverse Change. There shall have been no Material Adverse Effect with respect to the Company during the period from the Effective Date to the Closing.

7.16 Termination of 401(k) Plan. The Company Benefit Plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Code shall be terminated no later than immediately prior to the Closing.

8. CONDITIONS TO COMPANY’S AND STOCKHOLDERS’ OBLIGATIONS. The obligations of each of Company and Stockholders to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

8.1 Representations and Warranties. The representations and warranties of Purchaser and Merger Sub to Company contained herein (and in any certificates delivered by Purchaser and/or Merger Sub pursuant hereto) that are qualified by materiality (including, but not limited to, by a Material Adverse Effect qualifier) will be true and correct as of the Closing Date and the representations and warranties of Purchaser and Merger Sub to Company contained herein (and in any certificates delivered by Purchaser and/or Merger Sub pursuant hereto) that are not so qualified by materiality (including, but not limited to, by a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

8.2 Compliance with Covenants. All of the covenants to be complied with or performed by Purchaser and/or Merger Sub on or before the Closing Date shall have been duly complied with and performed.

8.3 Closing Documents. On the Closing Date, Purchaser and Merger Sub shall have delivered to Company duly executed closing documents, as specified in Section 9.2 below.

8.4 Governmental Consents and Waivers. The parties shall have received any consents, Permits, approvals and waivers of any Governmental Authority required in order for the parties to consummate the transactions contemplated hereby.

8.5 Absence of Litigation. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, nor shall any action, claim, suit or proceeding be pending or threatened before any court, other Governmental Authority or arbitrator which if successful, would (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or segments of the business of Company, Purchaser, Merger Sub or any of their Affiliates, the right of Purchaser or Merger Sub following the Closing to own the Company Common Stock or the right of Purchaser, Merger Sub and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Company if any such action, suit or proceeding was initiated by any Stockholder.

8.6 Resolutions Appointing Officers. The Purchaser and Merger Sub shall, prior to the Closing, have delivered to the Company and the Stockholder Representative duly authorized resolutions of the Board of Directors of Merger Sub appointing Frank Hewitt and Joe Harris as President and Executive Vice President, respectively, of Merger Sub, and shall have provided the Company and the Stockholder Representative such other documentation relating to such appointment as the Company and the Stockholder Representative may reasonably request.

8.7 Execution of Escrow Agreement. The Purchaser shall have executed the Escrow Agreement with respect to the portions of the Purchase Price placed in the Escrow Account in the form of Exhibit A.

9. CLOSING DOCUMENTS.

9.1 Documents to be Delivered by Company and Stockholder Representative. Prior to or simultaneously with the execution and/or Closing of this Agreement, Company, and Stockholder Representative shall deliver to Purchaser and/or the Disbursement Agent, as applicable:

(a) a Letter of Transmittal duly completed and validly executed by (i) each Principal Stockholder accompanied by the Certificates representing the Company Common Stock, held by the Principal Stockholders, all of whom have voted, as of the Closing Date, to authorize this Agreement and the transactions contemplated hereby, and (ii) each Option holder having executed an Option Exercise Agreement as of the Closing Date;

(b) the stock book, stock ledger, minute book and corporate seal of Company;

(c) copies of resolutions of Company’s Board of Directors and Stockholders authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and of Company’s Articles of Incorporation and Bylaws, as amended, all as certified by Company’s corporate secretary;

(d) a receipt executed by the Disbursement Agent acknowledging receipt of the Closing Payment from the Purchaser and all applicable documents from the Company and the Principal Stockholders, in a form reasonably satisfactory to the Purchaser;

(e) a certificate executed by the Company attesting that the Company and each of the Principal Stockholders has complied with all conditions set forth in Section 7 hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to the Purchaser;

(f) certificates from the jurisdiction of formation or incorporation of Company and each jurisdiction where Company is qualified to do business as a foreign corporation, dated no earlier than fifteen (15) days prior to the Closing Date, as to the good standing of Company in such jurisdictions;

(g) the consents, Permits, waivers, approvals and notices contemplated by Section 7.4 and Section 7.5 hereof, in a form reasonably satisfactory to the Purchaser;

(h) the Option Exercise Agreements, referenced in Section 5.4, duly executed by each Option holder and the Company;

(i) the Confidential Severance Agreements, referenced in Section 5.3, duly executed by each of the Key Employees;

(j) evidence that the Company has obtained signatures of each of the Key Employees to the Employee Agreement referenced in Section 5.2;

(k) the Non-Competition Agreements referenced in Section 5.1, duly executed by each of the Persons required to so execute the Non-Competition Agreements by Section 5.1;

(l) an opinion from counsel to the Company, addressed to Purchaser and its successors, and dated as of the Closing Date, in the form attached hereto as Exhibit G;

(m) the Information Statement and the Principal Stockholders Agreement and Knowledge Certificate, duly executed, as applicable;

(n) the Closing Payment Certificate referenced in Section 2.6(a) (which is required prior to Closing);

(o) the Escrow Agreement duly executed by each of the Persons required to so execute the Escrow Agreement;

(p) the Disbursement Agent Agreement duly executed by each of the Persons required to so execute the Disbursement Agent Agreement;

(q) the Frack Modification Agreement referenced in Section 5.5 duly executed by each of the Persons required to so execute the Frack Modification Agreement;

(r) the Cull Modification Agreement referenced in Section 5.6 duly executed by each of the Persons required to so execute the Cull Modification Agreement;

(s) the Directors Authorizing Resolution, the Stockholders Authorizing Resolution and evidence that a copy of such Stockholders Authorizing Resolution has been provided to all Stockholders, including the participants of the ESOP, duly executed by each of the Persons required to so execute such documents;

(t) evidence that the Company Benefit Plan referred to in Section 7.17 has been terminated prior to the Closing, in a form reasonably satisfactory to the Purchaser;

(u) a closing statement setting forth the distribution and flow of the Initial Purchase Price;

(v) a fairness opinion from FMV Opinions, Inc. that the consummation of the transactions contemplated by this Agreement and the other Transaction Documents are fair to the ESOP; and

(w) resignations effective immediately following the Closing of each of the directors and officers of Company.

9.2 Closing Documents to be Delivered by Purchaser and Merger Sub. On the Closing Date, Purchaser and Merger Sub shall deliver to the Stockholder Representative, the Disbursement Agent, the Escrow Agent or the third parties referenced in Section 2, as applicable:

(a) the Closing Payment;

(b) the Escrow Agreement duly executed by each of the Persons required to so execute the Escrow Agreement;

(c) the Confidential Severance Agreements referenced in Section 5.3, duly executed by each of the Key Employees; and

(d) a certificate executed by the Purchaser attesting that the Purchaser has complied with all conditions set forth in Section 8 hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to the Company.

9.3 Other Closing Documents and Actions. The parties will also execute such other documents and perform such other acts, before and after the Closing Date, as may be necessary for the implementation and consummation of this Agreement.

10. TERMINATION.

10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of Company and Purchaser;

(b) by Company, if the Closing shall not have occurred by [April 30, 2005], so long as Company is not in material default or breach hereunder;

(c) by Purchaser or Merger Sub, if the Closing shall not have occurred by [April 30, 2005], so long as neither Purchaser nor Merger Sub is in material default or breach hereunder;

(d) by Purchaser or Merger Sub, if Principal Stockholders or Company have committed a material breach of any provision of this Agreement that has not been cured within twenty (20) days of written notice of such material breach;

(e) by Company, if Purchaser or Merger Sub have committed a material breach of any provision of this Agreement that has not been cured within twenty (20) days of written notice of such material breach; or

(f) by either Purchaser or Merger Sub on the one hand or Company on the other hand, if an order, decree, ruling, judgment or injunction has been entered by any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, judgment or injunction has become final and non-appealable.

10.2 Effect of Termination. If this Agreement is terminated as provided in Section 10.1, then all further obligations under this Agreement shall terminate and no party hereto shall have any liability in respect of the termination of this Agreement; provided, however, that the confidentiality obligations of Purchaser, Merger Sub, Principal Stockholders and Company described in Section 6.1 will survive any such termination; provided further that no such termination will relieve Purchaser, Merger Sub, Principal Stockholders or Company from liability for any breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto shall be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement.

11. INDEMNIFICATION AND LIMITATIONS ON LIABILITY.

11.1 Indemnification of the Purchaser. Purchaser, its Affiliates, including but not limited to Merger Sub, and Company (from and after the Closing) and each of their respective shareholders, trustees, directors, officers, employees, agents and representatives (collectively, the “Purchaser Parties”) shall be indemnified and held harmless, to the extent of the Escrow Amount, against and from and in respect of any and all Losses which arise or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by any Stockholder or Company herein, (ii) the non-fulfillment by any Stockholder or Company of any unwaived covenant or agreement, in each case as contained in this Agreement or in any of the other

Transaction Documents or in any document or instrument delivered at the Closing pursuant hereto or thereto, (iii) the non-fulfillment by the Disbursement Agent of any of its obligations contained in this Agreement or in the Disbursement Agent Agreement, or (iv) any Special Claims or (b) enforcing the Purchaser Parties’ indemnification rights provided for hereunder.

11.2 Indemnification by the Purchaser. The Purchaser agrees to indemnify and hold each Stockholder, harmless against and from and in respect of any and all Losses which arise or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by Purchaser or Merger Sub herein, or (ii) the non-fulfillment or breach of any unwaived covenant or agreement, in each case as made by or on behalf of the Purchaser of the Merger Sub in this Agreement or in any of the other Transaction Documents or in any document or instrument delivered at the Closing pursuant hereto or thereto, (b) enforcing the Stockholders’ indemnification rights provided for hereunder or (c) except for acts or omissions of Purchaser, Company and Merger Sub resulting from the fraud, bad faith, gross negligence and/or willful misconduct of such Stockholder, the operations of Purchaser, Company and Merger Sub from and after the Closing Date.

11.3 Supplemental Indemnification.

(a) Supplemental ERISA Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, with respect to any and all Losses arising out of or otherwise in respect of (i) any Benefit Plan that is not disclosed on Schedule 3.19 or any loss incurred by any Purchaser Parties resulting from any violation by Company prior to the Closing of any reporting and disclosure rules or regulations, including, without limitation, the failure to timely file any report, schedule, application for determination, or any other information required to be reported, under ERISA or the Code in respect of any Benefit Plan that is not disclosed on Schedule 3.19, (ii) any violation of any reporting and disclosure rules or regulations, including, without limitation, the failure to timely file any report, schedule, application for determination, or any other information required to be reported, under ERISA or the Code in respect of any Benefit Plan that is disclosed on Schedule 3.19 and (iii) any failure by Company prior to the Closing to amend, within the time period required under the Code, any Benefit Plan that is a tax-qualified retirement plan to qualify under Section 401(a) of the Code.

(b) Supplemental Contract Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, with respect to any Losses incurred by any of the Purchaser Parties for any period of time prior to the Closing Date based upon, arising out of or otherwise in respect of, any government disallowance of incurred Direct Contract Costs and/or Indirect Costs, including, without limitation, arising out of Defense Contract Audit Agency incurred cost audits of Company.

(c) Supplemental Tax Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, for any liability for any Taxes imposed on Company (including without limitation, any underpayment penalties, any Taxes imposed by any foreign taxing authority on the employees of Company and any built-in gains Taxes) pursuant to federal, state, local or foreign Law attributable to any periods or portions thereof ending on or before the Closing Date in excess of Taxes which are included as current liabilities for purposes of computing Actual Working Capital.

(d) Supplemental Disbursement Agent Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, for any liability for any Losses incurred by any of the Purchaser Parties based upon, arising out of or otherwise in respect of, any non-fulfillment by the Disbursement Agent of any of its obligations contained in this Agreement or in the Disbursement Agent Agreement.

(e) Supplemental Special Claims Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, with respect to any Losses incurred by any of the Purchaser Parties based upon, arising out of or otherwise in respect of, any Special Claims; provided, however, that the payment to James Dean by Disbursement Agent of any amounts owed by Company under the Dean Settlement shall not be subject to indemnification under this Section 11.

(f) Supplemental Certificate of Capitalization Claim Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, with respect to any Losses incurred by any of the Purchaser Parties based upon, arising out of or otherwise in respect of, the Certificate of Capitalization Claim.

(g) Supplemental Intellectual Property Indemnification. The Purchaser Parties shall be indemnified and held harmless, to the extent of the Escrow Amount, with respect to any Losses incurred by any of the Purchaser Parties based upon, arising out of or otherwise in respect of, any claim by any present or past employee, officer, independent contractor, consultant or any other Person who developed any part of any Intellectual Property that such Person either: (i) is not obligated to convey to Company any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment with or engagement on behalf of the Company; (ii) as to copyrighted or copyrightable material created in the course of such Person’s employment with or engagement on behalf of Company, such Person is not a party to a “work made for hire” agreement pursuant to which Company is deemed to be the original owner/author of all proprietary rights in such material; or (iii) is not obligated to vest in Company any and all right, title and interest in and to all such Intellectual Property developed by such Person in connection with such Person’s employment with, or engagement on behalf of, Company.

11.4 Survival of Representations and Warranties. Notwithstanding any right of the Purchaser and the Merger Sub fully to investigate the affairs of Company and Stockholders and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser and the Merger Sub each has the right to rely fully upon the representations and warranties of Company contained in this Agreement. All representations and warranties of the parties hereto contained in this Agreement shall survive the execution and delivery hereof and the Closing hereunder until the date that is sixty (60) months after the Closing Date. Each representation and warranty shall further survive if the party asserting such claim shall have in good faith provided written notice of the nature of a claim with respect to such representation or warranty and the amount of such claim on or prior to the applicable date referenced above (i.e., sixty (60) months after the Closing Date) to the party against which such claim is asserted. Except as otherwise expressly provided herein, the covenants and agreements contained in this Agreement shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby indefinitely.

11.5 Certain Limitations on Indemnification Obligations.

(a) The Purchaser Parties and Stockholders shall not be entitled to receive any indemnification payments under Section 11.1 or 11.2, until the aggregate amount of Losses incurred by the Purchaser Parties or Stockholders, as the case may be, exceeds $200,000 (the “Basket Amount”), and Stockholders, collectively, or the Purchaser (as applicable) shall only be liable for the amount of all such Losses that exceed the Basket Amount.

(b) Except as set forth in this Section 11.5(b), the maximum aggregate amount of indemnification payments under this Section 11 which the Purchaser Parties or Stockholders shall be entitled to receive, upon the triggering of any indemnification obligation hereunder, shall not exceed the Initial Escrow Amount (the “Aggregate Cap Amount”). No Stockholder shall have any personal liability to the Purchaser Parties in excess of such Stockholder’s pro rata proportion of the Aggregate Cap Amount hereunder, other than for a claim brought by the Purchaser Parties based upon such individual Stockholder’s fraud or willful misconduct with respect to the Letter of Transmittal or the Principal Stockholders Agreement and Knowledge Certificate, as applicable, executed by such Stockholder, in which event such Stockholder shall have personal liability only to the extent of the Aggregate Share Price actually received by such individual Stockholder (the “Individual Cap Amount”). The foregoing limitation applies regardless of whether such damages are sought based upon the Company’s or such Stockholder’s indemnification obligations hereunder, the Company’s or such Stockholder’s other covenants or agreements contained herein or any other Transaction Document (excluding, for this purpose only, any Non-Competition Agreement, Employee Agreement or Confidential Severance Agreement entered into by such Stockholder), and regardless of whether such damages are sought based upon fraud, willful misconduct, gross negligence, breach of contract, breach of warranty, negligence or any other legal or equitable theory.

(c) Notwithstanding anything to the contrary in this Agreement, any indemnification payments based upon any ERISA Claim, any Government Contract Claim, any Tax Claim, any Special Claims, any Certificate of Capitalization Claim, the supplemental indemnification provisions contained in Section 11.3, a breach of the representation contained in Sections 3.2, 3.3, 3.4, or 3.8, the amount owed to a Dissenting Stockholder pursuant to Section 2.9(g) or based upon fraud or willful misconduct shall not be subject to the Basket Amount set forth in Section 11.5(a).

(d) For the avoidance of doubt, nothing herein shall limit any Stockholder’s liability to the Purchaser Parties for any and all acts or omissions of such Stockholder (i) in any capacity other than as a stockholder of the Company or (ii) with respect to matters outside of the scope of this Agreement and the transactions contemplated herein.

11.6 Defense of Claims. In the case of any claim for indemnification under Section 11.1, 11.2 or 11.3 arising from a claim of a third party (including the IRS or any Governmental Authority), an indemnified party shall give prompt written notice and, subject to the following sentence, in no case later than twenty (20) days after the indemnified party’s receipt of notice of such claim, to the indemnifying party of any claim, suit or demand of which such indemnified party has Knowledge and as to which it may request indemnification hereunder. The failure to give such notice shall not, however, relieve the indemnifying party of its indemnification obligations except to the extent that the indemnifying party is actually harmed thereby. The indemnifying party shall have the right to defend and to direct the defense against any such claim, suit or demand (including, without limitation, any ERISA Claim, any Tax Claim, any Government Contract Claim, any Special Claims, any Certificate of Capitalization Claim, and claims relating to Section 11.3), in its name and at its expense (or in the Company’s name, if required), and with counsel selected by the indemnifying party provided, however, the indemnifying party shall not have the right to defend or direct the defense of any such claim, suit or demand if it refuses to acknowledge fully its obligations to the indemnified party or contests, in whole or in part, its indemnification obligations therefor and further provided, the indemnifying party shall not have the right to defend or direct the defense of such claim, suit or demand if: (i) the third party asserting the claim is a Customer of the Company, unless the indemnifying party is the Purchaser; (ii) an adverse judgment with respect to the claim, will establish a precedent materially adverse to the continuing business interests of the Company unless the indemnifying party is the Purchaser; (iii) there is a conflict of interest between the indemnified party and the indemnifying party in the conduct of such defense; or (iv) such claim, suit or demand seeks an injunction or other equitable relief against the indemnified party. If the indemnifying party elects, and is entitled, to compromise or defend such claim, it shall within thirty (30) days (or sooner, if the nature of the claim so requires) notify the indemnified party of its intent to do so, and the indemnified party shall, at the request and expense of the indemnifying party, cooperate in the defense of such claim, suit or demand. If the indemnifying party elects not to compromise or defend such claim, fails to notify the indemnified party of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the indemnified party may pay, compromise or defend such claim. Except as set forth in the immediately preceding sentence, the indemnifying party shall have no indemnification obligations with respect to any such claim, suit or demand which shall be settled by the indemnified party without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld or delayed); provided, however, that notwithstanding the foregoing, the indemnified party shall not be required to refrain from paying any claim which has matured by a court judgment or decree, unless an appeal is duly taken therefrom and exercise thereof has been stayed, nor shall it be required to refrain from paying any claim where the delay in paying such claim would result in the foreclosure of a lien upon any of the property or assets then held by the indemnified party or where any delay in payment would cause the indemnified party material economic loss. The indemnifying party’s right to direct the defense shall include the right to compromise or enter into an agreement settling any claim by a third party; provided that no such compromise or settlement shall obligate the indemnified party to agree to any settlement which requires the taking of any action by the indemnified party other than the delivery of a release, except with the consent of the indemnified party (such consent to be withheld or delayed only for a good faith reason). Notwithstanding the indemnifying party’s right to compromise or settle in accordance with the immediately preceding sentence, the indemnifying party may not settle or compromise any claim over the objection of the indemnified party; provided, however, that consent by the indemnified party to settlement or compromise shall not be unreasonably withheld or delayed.

The indemnified party shall have the right to participate in the defense of any claim, suit or demand with counsel selected by it subject to the indemnifying party’s right to direct the defense. The fees and disbursements of such counsel shall be at the expense of the indemnified party; provided, however, that, in the case of any claim, suit or demand which seeks injunctive or other equitable relief against the indemnified party, the fees and disbursements of such counsel shall be at the expense of the indemnifying party.

11.7 Non-Third Party Claims. Any claim for indemnification which does not arise from a third party claim shall be asserted by a written notice to the other party or parties. The recipient of such notice shall have a period of thirty (30) days after receipt of such notice within which to respond thereto. If the recipient does not respond within such thirty (30) days, the recipient shall be deemed to have accepted responsibility for the Losses set forth in such notice and shall have no further right to contest the validity of such notice. If the recipient responds within such thirty (30) days after the receipt of the notice and rejects such claim in whole or in part, the party delivering shall be free to pursue such remedies as may be available to it under contract or applicable Law.

11.8 Liability of the Company. The Purchaser Parties shall not after the Closing make any claim against Company in respect of any representation, warranty, covenant or any other obligation of Company to the Purchaser Parties hereunder or under any other Transaction Document to which Company is a party. Notwithstanding anything herein to the contrary, but subject to the limitations of Section 11.5 above (including without limitation the Basket Amount, the Aggregate Cap Amount and the Individual Cap Amount, as applicable), the Purchaser Parties retain, and nothing contained in this Section 11.8 shall in any way waive or limit, their rights to bring claims against any Stockholder for Losses up to such Stockholder’s Individual Cap Amount based upon such Stockholder’s fraud or willful misconduct with respect to the Letter of Transmittal or Principal Stockholders Agreement and Knowledge Certificate, as applicable, executed by such Stockholder.

11.9 Tax Treatment. Unless otherwise required by applicable Law, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no party shall take any position inconsistent with such characterization.

11.10 No Waiver. The foregoing indemnification provisions in this Section 11 (including without limitation the provisions of Section 11.4 and Section 11.5) do not (a) waive or affect any claims for fraud or willful misconduct to which any party may be entitled, or shall relieve or limit the liability of any other party from any liability arising out of or resulting from fraud or willful misconduct in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein and (b) waive or affect any equitable remedies to which any party may be entitled.

11.11 No Right of Contribution. Stockholders shall have no right to seek contribution from Company or Purchaser with respect to all or any part of any of a Stockholder’s indemnification obligations under this Section 11.

11.12 Escrow. Except with respect to indemnity claims against a Stockholder that are expressly made subject to the Individual Cap Amount, unless otherwise requested by Stockholders, indemnity claims, if any, against the Company or the Stockholders shall be solely satisfied against amounts held in the Escrow Account.

12. POST CLOSING MATTERS. Following the Closing Date, the parties agree as follows:

12.1 Cooperation. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 11 hereof). Company acknowledges and agrees that from and after the Closing Merger Sub and Purchaser will be entitled to possession of and Stockholder Representative will provide to Merger Sub and Purchaser all documents, books, records (including Tax records), agreements, corporate minute books and financial data of any sort relating to Company.

12.2 Litigation Support. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that existed on or prior to the Closing Date involving Company, each of the other parties will cooperate with such party and such party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Section 11 hereof).

12.3 Transition. Neither any Principal Stockholder nor Company will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Company from maintaining the same business relationships with Company after the Closing as it maintained with Company prior to the Closing. Each Principal Stockholder will, as agreed to in the Principal Stockholders Agreement and Knowledge Certificate, refer all customer inquiries relating to the business of Company to Company from and after the Closing.

12.4 Confidentiality. Company and each Principal Stockholder, as agreed to in the Principal Stockholders Agreement and Knowledge Certificate, will treat and hold as confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and (except as provided in Section 12.5 and Section 12.6) deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of the Confidential Information which are in Company’s or such Principal Stockholder’s possession. In the event that Company or any Principal Stockholder is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Company or such Principal Stockholder will notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 12.4. If, in the absence of a protective order or the receipt of a waiver hereunder, Company or a Principal Stockholder is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Company or such Principal Stockholder may disclose the Confidential Information to the tribunal; provided, however, that Company or such Principal Stockholder shall use his/her/its Reasonable Best Efforts to obtain, at the request of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. The foregoing provisions shall not apply to any Confidential Information which is generally available to the public immediately prior to the time of disclosure.

12.5 Books and Records. Each party agrees that it will reasonably cooperate with and make available (or cause to be made available) to the other party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”). The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 12.5 shall be kept confidential pursuant to Section 12.4 (which shall continue to apply to this extent following the Closing Date) by the party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use.

12.6 Cooperation and Records Retention. Company, Principal Stockholders, Merger Sub and Purchaser each shall (i) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for any Taxes; (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination; (iii) provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period; and (iv) cooperate with respect to closing the books of Company and filing a Tax Return for Company as of the Closing Date. The party requesting any such assistance or information shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such assistance or information. Company and the Principal Stockholders, as agreed to in the Principal Stockholders Agreement and Knowledge Certificate, shall (A) retain all books and records with respect to Tax matters pertinent to Company relating to any taxable period beginning before the Closing Date until the expiration of the statue of limitations (and, to the extent notified by Purchaser or Principal Stockholders, any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any Taxing Authority, (B) upon the request of the other parties, provided, at such other parties’ sole cost and expense, copies of such books and records, and (C) give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other parties so request, shall allow the requesting party to take possession of such books and records.

12.7 Tax Matters.

(a) Periods Ending on or Before the Closing Date. The Stockholder Representative shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Any Tax Returns filed pursuant hereto must be consistent with the calculation of Working Capital. No later than twenty (20) days prior to filing, the Stockholder Representative shall deliver to Purchaser all such Tax Returns and any related work papers and shall permit Purchaser to review and comment on each such Tax Return and shall make such revisions to such Tax Returns as are reasonably requested by Purchaser. Stockholders shall timely pay to the appropriate taxing authority any Taxes of Company with respect to such periods to the extent such Taxes were not included as a liability in the calculation of Actual Working Capital. The costs, fees and expenses related to the preparation of such Tax Returns shall be estimated and accrued as a liability of Company for purposes of calculating Working Capital and shall be payable by Company.

(b) Periods Beginning Before and Ending After the Closing Date. To the extent that any Tax Returns of Company relate to any Tax periods which begin before the Closing Date and end after the Closing Date, Purchaser shall prepare or cause to be prepared in a manner consistent with the prior Tax Returns of Company and file or cause to be filed any such Tax Returns. Purchaser shall permit the Stockholder Representative to review and comment on each such Tax Return described in the preceding sentence at least twenty (20) days prior to filing such Tax Returns and shall make such revisions to such Tax Returns as are reasonably requested by the Stockholder Representative. Any Taxes of Company with respect to the portion of such period ending on the Closing Date, to the extent such Taxes were not included as a liability in the calculation of Actual Working Capital, shall be paid in cash by all Stockholders. The costs, fees and expenses related to the preparation of such Tax Returns shall be paid by Purchaser or Company. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes but does not end on the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Company.

(c) Tax Sharing Agreements. All Tax Sharing Agreements or similar agreements with respect to which the Company is a party shall, if so requested by Purchaser, be terminated as of the Closing Date and, after the Closing Date, Company shall not be bound thereby or have any liability thereunder.

(d) Amended Returns. Except in connection with an audit resolved pursuant to Section 12.7(e) (including consistent correlative adjustments to Tax Returns for non-audited taxable periods), no party may amend a Tax Return filed by any party with respect to Company or file or amend any Tax election of Company, in each case, for a taxable period beginning prior to the Closing Date, without the consent of the other parties hereto, not to be unreasonably withheld or delayed. Purchaser shall, upon request by Stockholder Representative and at the sole expense of the Stockholders, cooperate in the preparation of and submission to the proper Taxing Authority of any amended Tax Return of Company for any other taxable period proposed by any Taxing Authority, or to give effect to an allowable loss carryback or carryover from a taxable period of Company ending on or before the Closing Date. Stockholders shall cooperate with Purchaser in the preparation of and submission of the proper Taxing Authority of any amended Tax Return of the Company.

(e) Audits and Contests Regarding Taxes. Any party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to Company, or the Stockholders with respect to Company, which may give rise to liability of another party hereto, shall promptly notify Purchaser and Stockholder Representative within ten (10) business days of the receipt of such notice. The parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of such other parties (including indemnity obligations hereunder). Stockholder Representative shall have the right to represent Company’s interests in any Tax audit or administrative or judicial proceeding and to employ counsel of Stockholder Representative’s choice, but reasonably satisfactory to Purchaser, at Stockholders’ expense, but only to the extent such audit or other proceeding substantially pertains to taxable periods ending on or before the Closing Date. Purchaser shall have the right to participate in such proceeding at Company’s expense. Purchaser and Stockholders (through Stockholder Representative) shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at Company’s expense with respect to Purchaser and Stockholders’ expense with respect to Stockholders, in any audit or administrative or judicial proceedings involving a taxable period that includes but does not end on the Closing Date. Notwithstanding the foregoing, Stockholder Representative shall not agree to any settlement for any taxable period that would effect Tax liabilities of Purchaser or Company for any taxable period beginning on or after the Closing Date without prior written consent of Purchaser. Except as provided in this Section 12.7(e), the provisions of Section 11 including the provisions therein addressing settlement authority, shall govern the manner in which Tax audit or administrative or judicial proceedings are resolved.

13. EXPENSES. Except as otherwise expressly set forth elsewhere in this Agreement, Purchaser and Merger Sub shall bear their respective legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including, without limitation, any related broker’s or finder’s fees, and Company and Stockholders shall bear their respective legal and other fees and expenses incurred in connection with their negotiating, executing and performing this Agreement, including, without limitation, any related broker’s or finder’s fees, for periods on or before the Closing Date provided, however, such costs and expenses that are paid for by Company shall be paid only to the extent they are fully reflected in the calculation of Working Capital. Stockholders shall bear their own legal and other fees and expenses incurred in connection with this Agreement after the Closing, including, without limitation, any related broker’s or finder’s fees, subject to the provisions of this Agreement. Stockholders shall pay all applicable Taxes, if any, imposed by Law on Stockholders as a result of the transfer of the Company Common Stock in accordance herewith.

14. FURTHER ASSURANCES. From time to time at or after the Closing Date, at the request of any party hereto, Purchaser, Merger Sub, Company and/or Principal Stockholders, as agreed to in the Principal Stockholders Agreement and Knowledge Certificate, each will execute and deliver such other instruments of conveyance, assignment, transfer and delivery and take such actions as the other reasonably may request in order to consummate, complete and carry out the transactions contemplated hereby, including the execution and delivery of such instruments and agreements as may be reasonably necessary or advisable to fully effect the Merger and the performance of this Agreement.

15. AMENDMENT; BENEFIT AND ASSIGNABILITY. This Agreement may be amended only by the execution and delivery of a written instrument by or on behalf of the Stockholder Representative, Company, Merger Sub and Purchaser. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person or entity shall have any right (whether third party beneficiary or otherwise) hereunder. Company and Principal Stockholders, as agreed to in the Principal Stockholders Agreement and Knowledge Certificate, acknowledge and agree that Merger Sub and/or Purchaser may merge with another Person after Closing, and any successor Person will have all of the rights and remedies of Merger Sub and/or Purchaser hereunder. This Agreement may not be assigned by any party without the prior written consent of the other parties; provided, however, that Merger Sub and/or Purchaser may assign all or any portion of this Agreement to any Affiliate of Purchaser, provided that Purchaser shall remain obligated for the payment of the Purchase Price and the performance of this Agreement.

16. NOTICES. All notices, demands and other communications pertaining to this Agreement (“Notices”) shall be in writing addressed as follows:

If to Company:	ComGlobal Systems, Incorporated
7676 Hazard Center Drive, Suite 1300
San Diego, CA 92108
Attention: Frank Hewitt, Co-Founder, President and Chief Executive Officer

with a copy to:	Foley & Lardner LLP
402 West Broadway, Suite 2300
San Diego, CA 92101
Attention: Van E. Haynie, Esquire

If to Stockholder	Frank Hewitt
Representative:	3869 Hidden Trail Drive
Jamul, CA 91935

with a copy to:	Foley & Lardner LLP
402 West Broadway, Suite 2300
San Diego, CA 92101
Attention: Van E. Haynie, Esquire

If to Purchaser or Merger Sub:	Analex Corporation
5904 Richmond Highway, Suite 300
Alexandria, VA 22303
Attention: Sterling E. Phillips, Jr., Chairman and Chief Executive Officer

with a copy to:	Holland & Knight LLP
2099 Pennsylvania Avenue, NW, Suite 100
Washington, DC 20006
Attention: William J. Mutryn, Esquire

Notices shall be deemed given upon receipt after (i) being mailed by certified or registered United States mail, postage prepaid, return receipt requested, (ii) being sent, prepaid, by nationally recognized overnight courier/delivery service for delivery the next business day that issues a receipt or other confirmation of delivery, or (iii) being delivered personally. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

17. WAIVER. Unless otherwise specifically agreed in writing to the contrary: (i) the failure of any party at any time to require performance by the other of any provision of this Agreement shall not affect such party’s right thereafter to enforce the same; (ii) no waiver by any party of any default by any other shall be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by any party for the performance of any obligation or act by any other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

18. ENTIRE AGREEMENT. This Agreement and the Transaction Documents (including the Exhibits and Disclosure Schedules hereto, which are incorporated by reference herein) constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof. This Agreement may not be altered or amended except by an instrument in writing signed by the party against whom enforcement of any such change is sought.

19. COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument. Facsimiles of signatures shall be deemed to be originals.

20. CONSTRUCTION. The headings of the Sections of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement.

21. EXHIBITS AND DISCLOSURE SCHEDULES. The Exhibits and Disclosure Schedules to this Agreement are a material part of this Agreement.

22. SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.

23. CHOICE OF LAW. This Agreement is to be construed and governed by the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Purchaser, Company and each Stockholder, as agreed to in the Letter of Transmittal and/or in the Principal Stockholders Agreement and Knowledge Certificate, irrevocably agree that any legal action or proceeding arising out of or in connection with this Agreement, including without limitation with respect to the indemnification provisions and the Escrow Agreement, may be brought in any state court located in Fairfax County, Virginia or in the United States District Court, Eastern District of Virginia (or in any court in which appeal from such courts may be taken), and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such action, suit or proceeding.

24. PUBLIC STATEMENTS. Immediately following the execution of this Agreement, Purchaser shall disseminate the press release attached hereto as Exhibit P, subject to Company’s reasonable review and comment. None of Purchaser, Principal Stockholders, Stockholders and holders of the Options, if any, as agreed to in the Letter of Transmittal and/or in the Principal Stockholders Agreement and Knowledge Certificate, or Company, without the prior written approval of the other parties (which, in the case of the Principal Stockholders, the Stockholders and the holders of the Options, if any, is the prior written approval of the Stockholder Representative), shall make any other press release or other public announcement concerning the transactions contemplated by this Agreement, except to the extent required by Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange), in which case the other parties shall be so advised as far in advance as possible and shall be given an opportunity to comment on such release or announcement.

25. COUNSEL. Each party has been represented by its own counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of Law that would otherwise be applicable in connection with the interpretation of this Agreement, including but not limited to any rule of Law to the effect that any provision of this Agreement shall be interpreted or construed against the party whose counsel drafted that provision.

26. STOCKHOLDER REPRESENTATIVE.

(a) By the execution and delivery of this Agreement, the Information Statement and the Principal Stockholders Agreement and Knowledge Certificate, including counterparts, Company and each Stockholder hereby irrevocably constitute and appoint Frank Hewitt as the true and lawful agent and attorney-in-fact (the “Stockholder Representative”) of such Stockholder, and the holders of the Options, if any, with full powers of substitution to act in the name, place and stead of the Stockholders and the holders of the Options, if any, with respect to the performance on behalf of the Stockholders and the holders of the Options, if any, under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the Stockholders and the holders of the Options, if any, as the Stockholder Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:

(i) to agree upon or compromise any matter related to the calculation of any adjustments, under this Agreement;

(ii) to direct the distribution of the Purchase Price by the Disbursement Agent pursuant to Section 2 and the Disbursement Agent Agreement;

(iii) to act for the Stockholders and the holders of the Options, if any, with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of the Stockholders and the holders of the Options, if any, any indemnification claim made by or against the Stockholders and the holders of the Options, if any;

(iv) to act for the Stockholders and the holders of the Options, if any, with respect to all post-Closing matters pursuant to Section 12, including to consent to the payment of funds in the Escrow Account to Purchaser and/or to petition the Escrow Agent for the release of any or all funds due the Stockholders under the Escrow Agreement;

(v) to terminate, amend, or waive any provision of this Agreement; provided that any such action, if material to the rights and obligations of the Stockholders and the holders of the Options, if any, in the reasonable judgment of the Stockholder Representative, shall be taken in the same manner with respect to all the Stockholders and the holders of the Options, if any, unless otherwise agreed by each of the Stockholders and the holders of the Options, if any, who is subject to any disparate treatment of a potentially adverse nature;

(vi) to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Stockholder Representative, in his sole discretion, deems necessary or advisable in the performance of his duties as the Stockholder Representative and to rely on their advice and counsel;

(vii) to incur and pay out of the Closing Payment expenses, including fees of brokers, attorneys, accountants, bankers, and other professional advisors incurred pursuant to the transactions contemplated hereby, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing;

(viii) to retain a portion of the Purchase Price as a reserve against the payment of expenses incurred in his capacity as the Stockholder Representative;

(ix) to sign any releases or other documents with respect to and dispute or remedy arising under the Transaction Documents;

(x) to retain such counsel, accountants or other professional advisors as the Stockholder Representative reasonably deems necessary to assist in the performance of his duties hereunder; and

(xi) to do or refrain from doing any further act or deed on behalf of the Stockholders and the holders of the Options, if any, which the Stockholder Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Stockholders and the holders of the Options, if any, could do if personally present and acting.

(b) The appointment of the Stockholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Stockholder Representative as the acts of the Stockholders and the holders of the Options, if any, hereunder appointing the Stockholder Representative in all matters referred to in this Agreement, as agreed to in the Letter of Transmittal and/or in the Principal Stockholders Agreement and Knowledge Certificate. Each of Company, the Stockholders and the holders of the Options, if any, appointing the Stockholder Representative hereby ratifies and confirms all that the Stockholder Representative shall do or cause to be done by virtue of such Stockholder Representative’s appointment as Stockholder Representative of the Stockholders and the holders of the Options, if any. The Stockholder Representative shall act for the Stockholders and the holders of the Options, if any, appointing the Stockholder Representative on all of the matters set forth in this Agreement in the manner the Stockholder Representative believes to be in the best interest of the Stockholders and the holders of the Options, if any, but the Stockholder Representative shall not be responsible to the Company nor any of the Stockholders or the holders of the Options, if any, for any loss or damage that the Company, any of the Stockholders or the holders of the Options, if any, may suffer by reason of the performance by the Stockholder Representative of such Stockholder Representative’s duties under this Agreement and any other agreement appointing such Stockholder Representative, other than loss or damage arising from willful misconduct or fraud in the performance of such Stockholder Representative’s duties under this Agreement.

(c) Each of the Stockholders and the holders of the Options, if any, appointing the Stockholder Representative hereunder hereby expressly acknowledges and agrees, as agreed to in the Letter of Transmittal and/or in the Principal Stockholders Agreement and Knowledge Certificate, that the Stockholder Representative is authorized to act on behalf of the Stockholders and the holders of the Options, if any, notwithstanding any dispute or disagreement among the Purchaser, the Merger Sub, the Company, the Stockholders and the holders of the Options, if any, and that any Person shall be entitled to rely on any and all action taken by the Stockholder Representative under this Agreement without liability to, or obligation to inquire of, any of the Stockholders and the holders of the Options, if any. If the Stockholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Stockholder Representative shall be the Person appointed by the Stockholders that held a majority of the Company Common Stock outstanding immediately prior to the Effective Time; provided, however, that if for any reason no successor has been appointed within thirty (30) days, then any Stockholder, who as of the date and time immediately prior to the Effective Time, held more than five percent (5%) of the outstanding Company Common Stock shall have the right to petition a court of competent jurisdiction for appointment of a successor Stockholder Representative. The Company, the Stockholders and the holders of the Options, if any, appointing the Stockholder Representative do hereby jointly and severally agree to indemnify and hold the Stockholder Representative harmless from and against any and all Loss (including without limitation attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Stockholder Representative’s duties under this Agreement, except for any such liability arising out of the gross negligence or willful misconduct of the Stockholder Representative. Each of the Company, Purchaser and Merger Sub hereby acknowledges and agrees that the Stockholder Representative shall not be held liable in any manner, and each such party hereby releases and forever discharges Stockholder Representative from any claim that such party may have against Stockholder Representative, for any Losses suffered by the Company, Purchaser or Merger Sub as a result of the performance of Stockholder Representative’s duties under this Agreement, except for any such liability arising out of the fraud, bad faith, gross negligence or willful misconduct of the Stockholder Representative.

27. WAIVER OF TRIAL BY JURY. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR RISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION WITH SUCH AGREEMENTS.

28. REMEDIES. Except as specifically set forth in this Agreement, any party having any rights under any provision of this Agreement will have all rights and remedies set forth in this Agreement and all rights and remedies which such party may have been granted at any time under any other contract or agreement and all of the rights which such party may have under any Law. Any such party will be entitled to (i) enforce such rights specifically, without posting a bond or other security, (ii) to recover damages by reason of a breach of any provision of this Agreement and (iii) to exercise all other rights granted by Law.

29. NO THIRD PARTY BENEFICIARIES. Except with respect to indemnity claims for Purchaser Parties and the Stockholders this Agreement will not confer any rights upon any Person other than the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the Effective Date first written above.

PURCHASER:

Analex Corporation

By:	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips, Jr.
Chairman and Chief Executive Officer

MERGER SUB:

Alpha-N Acquisition Corp.

By:	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips, Jr.
Chairman and Chief Executive Officer

COMPANY:

ComGlobal Systems, Incorporated

By:	/s/ Frank Hewitt
Frank Hewitt
President and Chief Executive Officer

STOCKHOLDER REPRESENTATIVE:

By:	/s/ Frank Hewitt
Frank Hewitt